As filed with the Securities and Exchange Commission on November 19, 1996

==============================================================================


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                             ----------------


                              AMENDMENT NO. 1
                                    TO
                                 FORM 10/A


                GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------

                         DELTIC TIMBER CORPORATION
          (Exact name of registrant as specified in its charter)


                             ----------------


            DELAWARE                                   71-0795870
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
 Incorporation or organization)

        200 PEACH STREET
         P.O. BOX 7000
      EL DORADO, ARKANSAS
     (Address of Principal                             71731-7000
       executive offices)                              (Zip Code)

                              (501) 881-6634
           (Registrant's telephone number, including area code)

                        Securities to be registered
                   pursuant to Section 12(b) of the Act:


     Title of each class                  Name of each exchange on which
     to be so registered                  each class is to be registered

 The New York Stock Exchange,            The New York Stock Exchange, Inc.
Preferred Stock Purchase Rights          The New York Stock Exchange, Inc.

                        Securities to be registered
                   pursuant to Section 12(g) of the Act:
                                   None.

==============================================================================


                           Deltic Timber Corporation

                 Information Included In Information Statement
                   And Incorporated In Form 10 By Reference

              Cross-Reference Sheet Between Information Statement
                             And Items of Form 10

                                        Item                                    Location In Information Statement
                                        ----                                    ---------------------------------
Item 1.           Business.........................................    Summary; Risk Factors; The Distribution;
                                                                       Management's Discussion and Analysis of
                                                                       Financial Condition and Results of Operations;
                                                                       Business; Consolidated Financial Statements
Item 2.           Financial Information............................    Summary; Risk Factors; Pro Forma Capitalization;
                                                                       Pro Forma Consolidated Financial Statements;
                                                                       Selected Historical Financial Data; Management's
                                                                       Discussion and Analysis of Financial Condition
                                                                       and Results of Operations; Consolidated Financial
                                                                       Statements
Item 3.           Properties.......................................    Business
Item 4.           Security Ownership of Certain Beneficial
                  Owners and Management............................    Security Ownership of Certain Beneficial Owners
                                                                       and Management
Item 5.           Directors and Executive Officers.................    Management
Item 6.           Executive Compensation...........................    Management; Security Ownership of Certain
                                                                       Beneficial Owners and Management

Item 7.           Certain Relationships and Related Transactions...    Summary; Relationship Between the Company
                                                                       and Murphy; The Distribution; Management

Item 8.           Legal Proceedings................................    Business
Item 9.           Market Price of and Dividends on the
                  Registrant's Common Equity and Related
                  Stockholder Matters..............................    Summary; Risk Factors; The Distribution; Trading
                                                                       Market; Dividends; Security Ownership of Certain
                                                                       Beneficial Owners and Management; Description
                                                                       of Capital Stock
Item 10.          Recent Sales of Unregistered Securities..........    Description of Capital Stock
Item 11.          Description of Registrant's Securities to be
                  Registered.......................................    Risk Factors; Description of Capital Stock;
                                                                       Certain Statutory, Charter and Bylaw Provisions
                                                                       and Rights Agreement
Item 12.          Indemnification of Directors and Officers........    Liability and Indemnification of Directors and
                                                                       Officers
Item 13.          Financial Statements and Supplementary Data......    Summary; Management's Discussion and Analysis
                                                                       of Financial Condition and Results of Operations;
                                                                       Consolidated Financial Statements
Item 14.          Changes in and Disagreements with
                  Accountants on Accounting and Financial              None
                  Disclosure.......................................
Item 15.          Financial Statements and Exhibits
                  (a)Financial Statements..........................    See Index To Consolidated Financial Statements
                  (b)Exhibits......................................    See Exhibit Index



                                                  EXHIBIT INDEX



Exhibit
 Number                                                     Description
-------                                                     -----------
 2.1    Form of Distribution Agreement between Murphy Oil Corporation ("Murphy") and the Registrant.


 3.1    Form of Amended and Restated Certificate of Incorporation of the Registrant.

 3.2    Form of Amended and Restated Bylaws of the Registrant.

 4.1    Form of Rights Agreement between the Registrant and Harris Trust and Savings Bank, as Rights
        Agent.


10.1    Form of Tax Sharing Agreement between Murphy and the Registrant.

10.2    Fiber Supply Agreement dated as of February 21, 1995 between Del-Tin Fiber L.L.C. and the
        Registrant.*


21.1    Subsidiaries of the Registrant.*

27.1    Financial Data Schedule.*

-----------
*Previously filed.


                                   SIGNATURE



               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DELTIC TIMBER CORPORATION




                                 By:     /s/ W. Bayless Rowe
                                    ----------------------------------------
                                   Name:  W. Bayless Rowe
                                   Title: Vice President and Secretary


Date: November 19, 1996



                    [Murphy Oil Corporation Letterhead]

                                                                      , 1996


Dear Stockholder:



I am pleased to inform you that the Board of Directors of Murphy Oil Corporation ("Murphy") has approved a distribution to our stockholders of all the outstanding shares of common stock of Murphy's wholly-owned subsidiary, Deltic Timber Corporation ("Deltic"), to holders of record of Murphy common stock on December 2, 1996. In the distribution, you will receive one share of Deltic common stock for every 3.5 shares of Murphy common stock you hold on the record date. Shares of Deltic are expected to trade on the New York Stock Exchange under the symbol "DEL".

Deltic is a natural resources company engaged primarily in the growing and harvesting of timber and the manufacture and marketing of lumber in the southern United States. In addition, Deltic owns a real estate development project in Little Rock, Arkansas and approximately 33,000 acres of farmland.


Your Board of Directors has concluded that the distribution is in the best interests of Murphy, Deltic and Murphy's stockholders in light of various factors, including increasing the ability of Deltic to finance growth plans, allowing the management of each company to focus attention and financial resources on its respective businesses, enabling the financial markets to evaluate the companies more effectively, and permitting the companies to offer management incentives in a manner that is more directly linked to the performance of the respective companies, thereby better aligning these incentives with the interests of stockholders.

The enclosed Information Statement explains the proposed distribution in detail and provides important financial and other information regarding Deltic. We urge you to read it carefully. Holders of Murphy common stock are not required to take any action to participate in the distribution. A stockholder vote is not required in connection with this matter and, accordingly, your proxy is not being sought. Very truly yours,


                                    Claiborne P. Deming
                                    President and Chief Executive Officer



        Preliminary and Subject to Completion, Dated November 19, 1996


INFORMATION STATEMENT

                           DELTIC TIMBER CORPORATION

                                 COMMON STOCK
                          (par value $.01 per share)


               This Information Statement relates to the distribution (the "Distribution") by Murphy Oil Corporation ("Murphy") of 100% of the shares of common stock, par value $.01 per share, including associated preferred stock purchase rights (the "Company Common Stock"), of Deltic Timber Corporation, a Delaware corporation ("Deltic" or the "Company"), outstanding on the Distribution Date (as defined below) to holders of Murphy's common stock, par value $1.00 per share ("Murphy Common Stock"). Such shares of Company Common Stock will represent all of the Company Common Stock owned by Murphy on the Distribution Date and will be distributed by Murphy to its stockholders of record as of the close of business on December 2, 1996 (the "Record Date") on the basis of one share of Company Common Stock for every 3.5 shares of Murphy Common Stock held of record on the Record Date. No consideration will be paid to Murphy or the Company by Murphy stockholders for the shares of Company Common Stock received in the Distribution. Following the Distribution, Murphy will own no shares of Company Common Stock or other securities of the Company.

               The Distribution is currently expected to be effected on or about December 31, 1996 (the date on which the Distribution is effected being the "Distribution Date"). Certificates representing the shares of Company Common Stock will be mailed to Murphy stockholders on the Distribution Date or as soon thereafter as practicable.

               There has been no trading market for the Company Common Stock, although it is expected that a "when-issued" trading market may develop prior to the Distribution Date. The Company Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "DEL".


               In reviewing this Information Statement, stockholders should carefully consider the matters described under the section entitled "Risk Factors" on page 9.



          STOCKHOLDER APPROVAL IS NOT REQUIRED IN CONNECTION WITH THE
             DISTRIBUTION.  WE ARE NOT ASKING YOU FOR A PROXY AND
                   YOU ARE REQUESTED NOT TO SEND US A PROXY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY  OR ADEQUACY OF
             THIS INFORMATION STATEMENT.  ANY REPRESENTATION
                TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE
                SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

           The date of this Information Statement is        , 1996.

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----


Introduction........................................................... 1
Summary................................................................ 2
Risk Factors........................................................... 9
The Distribution.......................................................13
Relationship Between the Company and Murphy............................16
Trading Market.........................................................19
Dividends..............................................................20
Pro Forma Consolidated Financial Statements............................21
Pro Forma Capitalization...............................................27
Selected Historical Financial and Operating Data.......................28
Management's Discussion and Analysis of Financial Condition and
 Results of Operations.................................................31
Business...............................................................39
Management.............................................................47
Security Ownership of Certain Beneficial Owners and Management.........52
Description of Capital Stock...........................................53
Certain Statutory, Charter and Bylaw Provisions and Rights Agreement...54
Independent Auditors...................................................58
Additional Information.................................................58
Index to Financial Statements.........................................F-i



                                 INTRODUCTION


               On November 11, 1996, the Board of Directors of Murphy declared a dividend payable to holders of record of Murphy Common Stock at the close of business on December 2, 1996 (the "Record Date") of one share of Company Common Stock for every 3.5 shares of Murphy Common Stock owned of record on the Record Date. It is expected that certificates representing shares of Company Common Stock will be mailed to Murphy stockholders on the Distribution Date or as soon thereafter as practicable.


               As a result of the Distribution, 100% of the outstanding shares of Company Common Stock will be distributed to Murphy stockholders. Murphy will not own any securities of the Company immediately after the Distribution.


               Murphy stockholders with inquiries relating to the Distribution should contact Harris Trust and Savings Bank (the "Distribution Agent"), 111 West Monroe, P.O. Box 755, Chicago, Illinois 60690-0755; or Murphy Oil Corporation, Secretary, 200 Peach Street, P.O. Box 7000, El Dorado, Arkansas
71731-7000.   The Distribution Agent's telephone number is (312) 461-2121.
Murphy's telephone number is (501) 862-6411. After the Distribution, stockholders of the Company with inquiries relating to the Distribution should contact Deltic Timber Corporation, W. Bayless Rowe, Secretary, 200 Peach Street, P.O. Box 7000, El Dorado, Arkansas 71731-7000. The Company's telephone number is (501) 881-6634.


               No action is required by Murphy stockholders in order to receive the Company Common Stock to which they are entitled in the Distribution.

                                  SUMMARY

               The following is a brief summary of the matters covered by this Information Statement and is qualified in its entirety by the more detailed information (including the consolidated financial statements and the notes thereto) included elsewhere herein. Unless the context indicates otherwise, the "Company" or "Deltic" means Deltic Timber Corporation and its subsidiaries.

                                The Company


               Deltic is a natural resources company engaged primarily in the growing and harvesting of timber and the manufacture and marketing of lumber. The Company owns approximately 341,000 acres of timberland in Arkansas and northern Louisiana (the "Timberlands"), much of which was acquired in the 1920s. The Company's sawmill operations commenced in 1971 and now consist of two mills, one located at Ola in central Arkansas (the "Ola Mill") and another at Waldo in southern Arkansas (the "Waldo Mill"). The Company also holds a 50-percent interest in a joint venture to manufacture and market medium
density fiberboard, which is expected to be operational in early 1998.   In
addition to its timber and lumber operations, the Company is engaged in a real estate development project in Little Rock, Arkansas, and owns approximately 33,000 acres of farmland.


               The Company believes that its primary strengths are its strategically located Timberlands, its efficient sawmill operations, its experienced management team and its capacity to pursue a timber-based acquisition strategy.

               The Timberlands consist primarily of Southern Yellow Pine. Management considers the Timberlands to be the Company's most valuable assets, and the harvest of this stumpage to be the Company's most significant source of income. Estimated pine sawtimber inventory as of December 31, 1995 was 8.1
million tons.   The southern United States, in which all of the Company's
operations are located, is a major timber and lumber producing region. Although there can be no assurance, management expects that the southern U.S. timber resource will be subject to particularly strong demand in the future and believes that the South will have a strategic advantage over other U.S. timber producing regions due to regulatory, geographic and other factors. Unlike other major timber-producing areas in North America, most timber acreage in the southern United States is privately held, rendering it potentially available for acquisition. The Company's current growth strategy emphasizes a significant timberlands acquisition program in such region, which will facilitate an increase in harvest levels.

               The Company harvests timber from the Timberlands in accordance with its harvest plans and either sells timber in the domestic market or converts timber to lumber in its sawmills. In 1995, the Company harvested approximately 268,000 tons of pine sawtimber from the Timberlands. The Company's two sawmills employ modern technology in order to improve efficiency, reduce labor costs, maximize utilization of the timber resource and maintain high-quality standards of production. In addition, each sawmill is strategically located near significant portions of the Timberlands. In 1995, the Company's sawmills processed approximately 671,000 tons of timber, some of which came from the Timberlands and the remainder of which was obtained
from public and private landowners.   The Company selects logs for processing
in its sawmills based on size, grade and the then prevailing market price.
The Ola Mill is equipped for maximum utilization of smaller diameter logs, while the Waldo Mill can process both smaller and larger diameter logs. Approximately $15 million has been invested in upgrades of the two sawmills over the past five years, expanding both production and product lines.
Combined annual capacity is currently 165 million board feet. The Company's sawmills produce a wide variety of products, including dimension lumber, boards, timbers and decking. The lumber is sold primarily to wholesalers and treaters in the South and Midwest and is used in residential construction, roof trusses, laminated beams and remanufactured items.


               Deltic owns a 50-percent interest in Del-Tin Fiber L.L.C., a joint venture with Temple-Inland Forest Products Corporation to manufacture and market medium density fiberboard ("MDF"). The plant will be located near El Dorado, Arkansas. Construction commenced in mid-1996, with initial production scheduled for early 1998. MDF, which is used in the furniture, flooring and molding industries, is manufactured from sawmill residuals such as chips, shavings, and sawdust held together by an adhesive bond. The plant is designed to have an annual production capacity of approximately 150 million square feet (3/4" basis), making it one of the largest of its type in the world. The plant is also expected to add value to and provide an additional outlet for wood chip production from the Waldo Mill.


               The Company's real estate operations, Chenal Valley, were started in 1985 to take advantage of timberland strategically located in the growth corridor of Little Rock, Arkansas. Since that time, the Company has been developing a 4,300-acre planned community centered around a Robert Trent Jones, Jr. designed golf course. The property is being developed in stages, and real estate sales to date have consisted primarily of residential lots. Commercial development began in 1996 with the construction of a Deltic-owned, 50,000 square-foot office building, half of which has been leased to General Motors Acceptance Corporation.

               The Company owns 33,000 acres of farmland in northeastern Louisiana. Approximately 23,000 acres of the total are farmed by Deltic, while the remaining 10,000 acres are rented to third parties. The primary crops are cotton, soybeans, corn, wheat, and rice.

               The Company was incorporated in September 1996 and, prior to the Distribution, will become the successor to Deltic Farm & Timber Co., Inc., an Arkansas corporation.



                                       The Distribution

The following is a brief summary of certain terms of the Distribution.

Distributing Company............. Murphy Oil Corporation.  After the
                                  Distribution, Murphy will own no shares of
                                  Company Common Stock.
Primary Purposes of the
Distribution....................  Murphy has concluded that the
                                  Distribution is in the best interests of Murphy, the Company and Murphy's stockholders in light of various factors, including increasing the ability of
                                  Deltic to finance growth plans, allowing the management of each company to focus attention and financial resources on its respective businesses, enabling the financial markets to evaluate both Murphy and the Company more effectively, and permitting Murphy and the Company to offer management incentives that are more directly linked to the performance of the respective businesses. See "The Distribution--Background to and Reasons for the Distribution."


Securities To Be Distributed..... All of the outstanding shares of Company
                                  Common Stock. Based on the number of shares of Murphy Common Stock outstanding as of September 30, 1996, it is estimated that approximately 12.8 million shares of Company Common Stock will be distributed to Murphy stockholders in the Distribution. After the Distribution, the Company estimates that the Company Common Stock will be held by approximately 4,200 stockholders of record, although some of the shares may be registered in nominee names representing an additional number of stockholders.

Distribution Ratio............... One share of Company Common Stock for every
                                  3.5 shares of Murphy Common Stock held by Murphy stockholders of record on the Record Date.

Record Date...................... December 2, 1996 (close of business New York time).

Distribution Date................ December 31, 1996.  Certificates
                                  representing the shares of Company Common
                                  Stock will be mailed to Murphy stockholders on the Distribution Date or as soon thereafter as practicable.

Distribution Agent............... Prior to the Distribution Date, the Company
                                  will appoint Harris Trust and Savings Bank to serve as Distribution Agent in connection with the Distribution.

Trading Market and Symbol........ There has been no trading market for the
                                  Company Common Stock, although it is
                                  expected that a "when-issued" trading market may develop prior to the Distribution Date. The Company Common Stock has been approved for listing on the New York
                                  Stock Exchange, subject to official
                                  notice of issuance, under the symbol
                                  "DEL".  See "Trading Market."

Tax Consequences................. Murphy has received a ruling from the
                                  Internal Revenue Service to the effect that the Distribution will qualify as a tax-free distribution for federal income tax purposes. See "The Distribution--Certain Federal Income Tax Consequences" for a more detailed description of the federal income tax consequences of the Distribution.


Risk Factors..................... Stockholders should carefully consider the matters discussed under the section entitled
                                  "Risk Factors" in this Information Statement.

No Fractional Shares............. No fractional shares of Company Common Stock will be distributed.  All fractional share
                                  interests will be aggregated and sold by the
                                  Distribution Agent on behalf of stockholders
                                  and the cash proceeds distributed to those
                                  stockholders otherwise entitled to a
                                  fractional interest.  See "The
                                  Distribution-- Description of the
                                  Distribution."
Relationship with Murphy
After the Distribution..........  In connection with the Distribution, Murphy and the Company will enter into the
                                  Distribution Agreement and the Tax Sharing
                                  Agreement described under "Relationship
                                  Between the Company and Murphy." These
                                  agreements are not the result of arm's
                                  length negotiations. Additional or modified agreements, arrangements and transactions may be entered into between Murphy and the Company after the Distribution, which will be negotiated at arm's length.


           Summary Selected Historical Financial and Operating Data


               The following table sets forth for the periods and at the dates indicated selected historical financial and operating data for the Company on a consolidated basis. The selected historical financial data as of December 31, 1993, 1992 and 1991 and for each of the years in the two-year period ended December 31, 1992 are derived from the Company's unaudited historical financial statements not included in this Information Statement. The selected historical financial data as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 are derived from the Company's audited historical consolidated financial statements and should be read in conjunction with such financial statements included elsewhere in this Information Statement. The historical financial data as of September 30, 1996 and 1995 and for the nine-month periods ended September 30, 1996 and 1995 are derived from the unaudited historical consolidated financial statements of the Company, which are included elsewhere in the Information Statement. In the opinion of the Company's management, these nine-month consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements." Earnings per share data are presented elsewhere in this Information Statement on a pro forma basis only. See "Unaudited Pro Forma Consolidated Financial Statements." The historical financial data presented below reflect periods during which the Company did not operate as an independent company.
Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.


                                            Nine Months Ended
                                              September 30,                         Year Ended December 31,
                                          -------------------      --------------------------------------------------------------
                                           1996         1995         1995          1994        1993         1992         1991
                                           ----         ----         ----          ----        ----         ----         ----
                                                       (dollars in thousands, except ratios and operating data)
Financial Data:
Income Statement Data:
 Net sales...........................    $ 64,462     $ 61,996      $ 80,662     $ 92,457    $ 69,448     $ 60,528    $ 50,553
                                         --------     --------      --------     --------    --------     --------    --------
 Costs and expenses:
   Cost of sales.....................      44,045       42,475        58,731       56,521      43,925       42,416      38,464
   Depreciation, amortization,
     and cost of fee timber
     harvested.......................       3,104        3,010         4,053        3,886       3,488        3,152       3,231
   Selling and general expenses......       3,583        3,281         4,535        3,675       4,657        5,596       4,674


     Total costs and expenses........      50,732       48,766        67,319       64,082      52,070       51,164      46,369
                                         --------     --------      --------     --------    --------     --------    --------
 Operating income....................      13,730       13,230        13,343       28,375      17,378        9,364       4,184
 Interest income.....................       2,209        1,975         2,668        1,634       1,075        1,202       1,225
 Interest expense....................        (210)        (216)         (309)          (5)        (14)         (50)        (87)
 Other income........................       1,173          127           192          572         100          474         200
                                         --------     --------      --------     --------    --------     --------    --------
 Income before income
   taxes and accounting
   changes...........................      16,902       15,116        15,894       30,576      18,539       10,990       5,522
 Income tax expense..................      (6,621)      (5,877)       (5,878)     (12,434)     (7,128)      (4,329)     (1,934)
                                         --------     --------      --------     --------    --------     --------    --------
 Income before accounting
   changes...........................      10,281        9,239        10,016       18,142      11,411        6,661       3,588
 Cumulative effect of
   accounting changes................          --           --            --           --      (4,076)          --          --
                                         --------     --------      --------     --------    --------     --------    --------
 Net income..........................    $ 10,281     $  9,239      $ 10,016     $ 18,142    $  7,335     $  6,661    $  3,588
                                         ========     ========      ========     ========    ========     ========    ========
Balance Sheet Data and Ratios:
 Total assets........................    $194,109     $184,714      $185,247     $169,373    $150,761     $139,478    $133,547
 Working capital.....................      13,644       11,035         6,822       11,314      11,520        9,824       8,041
 Current ratio.......................    3.4 to 1     2.6 to 1      1.9 to 1     3.4 to 1    4.5 to 1     3.9 to 1    3.9 to 1
 Long-term debt (noncurrent
   portion)..........................    $  2,685     $  3,634      $  2,817         $163    $     54     $    174    $    570
 Stockholder's equity................     180,570      169,512       170,289      160,273     142,131      134,796     129,493
 Debt to stockholder's equity
   ratio.............................   .015 to 1    .021 to 1     .017 to 1    .001 to 1   .001 to 1    .001 to 1   .004 to 1

Cash Flow and Other Data:
 Cash flow from operations...........    $ 13,566     $ 10,327      $ 16,865     $ 23,894    $ 16,200     $ 11,679    $  8,855
 Cash required by
   investing activities..............       9,131       11,523        16,134       23,875      16,215       10,835       9,240
 Cash required by
   financing activities..............         419           77         1,644          101         401          379         370
 EBITDA(1)...........................      16,834       16,240        17,396       32,261      20,866       12,516       7,415
 Capital expenditures
   requiring cash....................       5,886        5,792         7,361       10,176      10,682        8,849       4,194
 Cash and equivalents at end
   of period.........................       5,447        1,071         1,431        2,344       2,426        2,842       2,377

Operating Data:
 Thousands of acres
   owned at end of
   period............................         383          386           386          387         387          388         387
 Pine sawtimber harvested
   from fee lands
   (MBF-DS)(2).......................      32,437       31,138        35,736       40,616      37,635       30,177      32,956
 Average pine sawtimber
   prices ($/MBF-DS).................         342          422           406          372         310          274         202
 Finished lumber
   production  (MBF)(3)..............     107,697      108,572       140,555      136,713     112,365      101,203      92,846
 Annual sawmill capacity at
   end of period (MBF)...............     165,000      165,000       165,000      165,000     122,600      100,100     100,100
 Finished lumber sales (MBF).........     108,693      108,278       140,549      138,377     115,136      105,619      95,024
 Average finished lumber
   sales prices ($/MBF)..............         330          329           318          363         335          259         215
 Residential lots sold...............          78           51            71          163          81          134          50
 Average price for
   residential lots sold
   ($/lot)...........................      55,000       53,800        52,900       56,700      60,000       38,800      61,400
 Commercial acres sold(4)............           2           --            --           --          --           --          17
 Average price for commercial
   acres sold ($/acre)...............     199,500           --            --           --          --           --      32,700
 Number of employees at
   end of period.....................         350          360           358          317         301          296         266

----------------
(1) EBITDA is defined as earnings before interest and other income, interest expense, depreciation, amortization and cost of fee timber harvested, and income taxes. EBITDA is presented by the Company because it is one measure commonly used by Company management and certain investors to analyze companies based on operating performance. EBITDA does not represent net income or cash flows as defined by generally accepted accounting principles and it should not be considered as an alternative to, or more meaningful than, net income or cash flows as an indicator of the Company's operating performance or liquidity. EBITDA does not necessarily indicate that operating results are sufficient to fund all of the Company's cash needs. Since presentation of EBITDA is not defined within generally accepted accounting principles, there can be no assurance that EBITDA as presented by the Company is comparable to similarly titled disclosures provided by other companies.

(2) "MBF-DS" means thousand board feet (Doyle Log Scale).

(3) "MBF" means thousand board feet.

(4) The commercial acres sold in 1991 were sold for church sites.


                   Summary Selected Pro Forma Financial Data


               The following summary pro forma financial data include adjustments to the historical statements of income of the Company for nine months ended September 30, 1996 and the year ended December 31, 1995 as if the Distribution had occurred on January 1, 1995 and to the historical balance sheet of the Company as of September 30, 1996 as if the Distribution had occurred on September 30, 1996. Such adjustments result from, among other things, increased expenses associated with operating as an autonomous entity rather than as a wholly-owned subsidiary of Murphy and elimination of an intercompany receivable from Murphy. See "Pro Forma Consolidated Financial Statements" and the notes thereto. The following pro forma financial data are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial condition had the Distribution occurred on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.


                                                       Nine Months Ended                 Year Ended
                                                      September 30, 1996             December 31, 1995
                                                      -------------------            -----------------
                                                      (dollars in thousands, except earnings per share)
Income Statement Data:
 Net sales....................................             $  64,462                     $  80,662
 Operating income.............................                13,415                        13,014
 Net income...................................                 9,482                         8,965
 Earnings per share...........................                 0.74                          0.70

Balance Sheet Data:
 Total assets.................................             $ 177,106
 Total long-term debt (including
   current portion)...........................                 4,383
 Stockholders' equity.........................               164,839


                               RISK FACTORS

               In addition to the other information contained in this Information Statement, stockholders should carefully review the following factors.

               This Information Statement contains certain forward looking statements regarding the Company's operations, economic performance and financial condition, including, in particular, statements made as to the Company's strategy for growth through significant timberland acquisitions, an increase in harvest levels and expansion into engineered wood products. Such forward looking statements are subject to known and unknown risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Information Statement.

Cyclicality of Forest Products Industry

               The Company's results of operations are, and will continue to be, affected by the cyclical nature of the forest products industry. Prices and demand for logs and manufactured wood products have been, and in the future can be expected to be, subject to cyclical fluctuations. The demand for logs and lumber is primarily affected by the level of new residential construction activity, which activity is subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions and other factors. Decreases in the level of residential construction activity will be reflected in reduced demand for logs and lumber resulting in lower prices for the Company's products and lower revenues, profits and cash flows. In addition to housing starts, demand for wood products is also significantly affected by repair and remodeling activities and industrial uses, demand for which has historically been less cyclical. Furthermore, changes in industry supply of timber have an effect on prices. In the recent past the United States government has significantly reduced its sales of timber in response to environmental and endangered species concerns, resulting in increased prices for logs and lumber. Such reduction is continuing to affect prices for logs and lumber. Although the Company believes that sales of timber by United States government agencies will remain at historically low levels for the foreseeable future, any reversal of policy that substantially increased such sales could significantly reduce prices for logs and lumber, which could have a material adverse effect on the Company. Furthermore, increased imports from Canada and other foreign countries could reduce the prices the Company receives for its products.

Decline in Availability of Federal Timber


               Various factors, including environmental and endangered species concerns, have limited, and will likely continue to limit, the amount of timber offered for sale by certain United States government agencies, which historically have been major suppliers of timber to the United States forest products industry. During 1995 and the nine months ended September 30, 1996, the Company acquired approximately nine percent of its timber supply for its Ola, Arkansas sawmill (the "Ola Mill") from federal sources (the Ouachita and Ozark National Forests). Any future decline in the availability of timber from federally owned lands will require that the Company, in order to supply the Ola Mill, rely more heavily on harvests from the Company's timberlands (including harvests from timberlands acquired in the future to the extent that suitable opportunities arise) and on the acquisition of timber from other sources, such as private timber owners. The Company's Waldo, Arkansas sawmill does not currently process any timber acquired from federal sources.


Limitations on the Company's Ability to Harvest Timber

               Revenues from the Company's future operations will depend to a significant extent on its ability to harvest timber pursuant to its harvest plans from its approximately 341,000 acres of timberlands (the "Timberlands"). The Company's harvest plans through the year 2000 currently anticipate harvesting certain of the Timberlands at an accelerated pace. The implementation of such harvest plans, however, will require the Company to increase its timber inventory through significant timberland acquisitions.
See "Business--Growth Strategy." There can be no assurance that such acquisitions will be made or that the Company will in the future achieve the levels contemplated by current harvest plans.

               Harvesting of the Timberlands may be affected by various natural factors, including damage by fire, insect infestation, disease, prolonged drought, severe weather conditions and other causes. The effects of such natural disasters may be particularly damaging to young timber. To the extent possible, the Company implements measures to limit the risk of damage from such natural causes. The Company is a participant with state agencies and other timberland owners in cooperative fire fighting and fire surveillance programs. In addition, the Timberlands' extensive system of access roads and the physical separation of various tracts provide some protection against fire damage. Nonetheless, one or more major fires on the Timberlands could adversely affect Deltic's operating results. In addition, the Timberlands may also be affected by insect infestation, particularly by the southern pine beetle, and disease. In recent years, there have not been significant outbreaks of either insect infestation or disease. The outbreaks that have occurred have been addressed by the harvesting of affected trees and buffer areas to prevent spreading, and the injection of surrounding trees. Additionally, the Timberlands may be affected by severe weather conditions, especially tornados, ice storms and heavy winds. Although damage from such natural causes usually is localized and affects only a limited percentage of the timber, there can be no assurance that any damage affecting the Timberlands will, in fact, be so limited. As is typical in the forest products industry, the Company does not maintain insurance coverage with respect to damage to the Timberlands. The Company does, however, maintain insurance for loss of logs due to fire and other occurrences following their receipt at the Company's sawmills.

               In conducting its harvesting activities, the Company voluntarily complies with the "Best Management Practices" recommended by the Arkansas Forestry Commission. From time to time, proposals have been made in state legislatures regarding the regulation of timber harvesting methods. There can be no assurance that such proposals, if adopted, will not adversely affect the Company or its ability to harvest and sell logs or timber in the manner currently contemplated. However, the impact, if any, if such proposals were enacted should not be unique to the Company.

Operation of Sawmills

               The Company's sawmills are located at Ola in central Arkansas and Waldo in southern Arkansas. The operations of the sawmills are dependent on various factors and there can be no assurance that the Company will be able to continue such operations at current levels of production or that suspension of such operations may not be required in the future. One such factor is the ability of the Company to procure sufficient logs at favorable prices. The Company obtains logs for its sawmills from the Timberlands, other private sources and federal lands. As discussed above, prices for logs are cyclical and affected primarily by demand for lumber and other products produced from logs. Another such factor is the ability of the Company to find an outlet for the large volume of residual wood products that result from the milling process. The Company currently markets such products to third parties for the production of paper and other uses. In the future, the Company expects to sell a significant portion of its residue wood chips to Del-Tin Fiber L.L.C. ("Del-Tin"), a joint venture for the construction and operation of a medium density fiberboard plant near El Dorado, Arkansas in which the Company owns a 50-percent interest. Such facility is expected to be operational in early 1998. In addition, the continued operation of the sawmills is subject generally to the risk of business interruption in the event of a fire or other natural disaster, regulatory actions or other causes. The Company mitigates this risk through the procurement of business interruption insurance.

Competition

               The forest products industry is highly competitive in terms of price and quality. Many of the Company's competitors are fully integrated companies with substantially greater financial and operating resources than the Company. The products of the Company are subject to increasing competition from a variety of non-wood and engineered wood products. In addition, the Company is subject to a potential increase in competition from lumber products and logs imported from foreign sources. Any significant increase in competitive pressures from substitute products or other domestic or foreign suppliers could have a material adverse effect on the Company. See "Business--Products and Competition."

Federal and State Environmental Regulation


               The Company is subject to extensive and changing federal, state and local environmental laws and regulations relating to the protection of human health and the environment, the provisions and enforcement of which are expected to become more stringent in the future. The Company has made and will continue to make non-material expenditures to comply with such provisions. In addition, the Federal Endangered Species Act protects species threatened with possible extinction and restricts the Company's harvesting activities on certain of the Timberlands on which the Red Cockaded Woodpecker, a protected species, is present. Based on currently available information, including the fact that the Company is not presently aware of any facts that indicate that the Company will be required to incur any material costs relating to environmental matters, the Company believes that environmental regulation will not materially adversely effect the Company, but there can be no assurances that environmental regulation will not have a material adverse effect on the financial condition, results of operations or liquidity of the Company in the future. See "Business--Environmental Matters."


Geographic Concentration of Real Estate Development


               The Company's real estate development project ("Chenal Valley") is a 4,300-acre planned community in western Little Rock, Arkansas. Accordingly, the Company's real estate operations are particularly vulnerable to any economic downturns or other adverse events that may occur in this region and to competition from nearby residential housing developments. From the project's commencement, the Company has developed and sold lots on the Chenal Valley property primarily for the construction of residences, although the sale of commercial tracts has also begun. As a result, the Company's results of operations may be affected by the cyclicality of the homebuilding and real estate industries generally. Factors include changes in general and local economic conditions, such as employment levels, consumer confidence and income, housing demand, availability of financing and interest rates, and changes in government regulation regarding the environment, zoning, real estate taxes and other local government fees.

               The Chenal Valley residential properties are centered around the Chenal Country Club golf course. In connection with its residential development activities, the Company entered into an agreement with the Chenal Country Club (the "Club"), whereby the Company developed the golf course, a clubhouse and related facilities (collectively, the "Club Facilities") for use by Club members, and the Club agreed to purchase the Club Facilities with payments to be made on specified terms through 1999. The Company has a made a proposal to the Club for restructuring the existing agreement. Pursuant to the proposal, the Company would retain ownership of the Club Facilities, and the Club members would make ongoing membership fee payments to the Company.
In addition, the Company would agree to undertake substantial remodeling and expansion of the Club Facilities. The proposal was endorsed by the Club's Board of Directors and has been submitted to the Club members for approval. There can be no assurance that such approval will be obtained.


Risk Inherent in the Farming Industry


               The Company's farming operations consist of approximately 33,000 acres in northeastern Louisiana, about 70 percent of which is farmed by the Company and 30 percent of which is rented to third parties. The Company's primary crops are cotton, soybeans, corn, wheat and rice. The Company's farming operations are subject to numerous variable factors, including weather conditions, insect infestation, crop disease, animal damage, the timing and amount of rainfall, and environmental factors relating to pesticides, among other things. Although the Company, to the extent possible, takes measures to mitigate the potential risk of loss, there can be no assurance that the Company's farming operations will not be adversely affected by any one or a combination of these factors. In addition, agricultural products are subject to rapid and significant price fluctuations. Such fluctuations can impact revenues, operating costs and cash flow, thereby impacting profitability.


Seasonality

               The Company's forest products and agriculture segments are subject to variances in financial results due to several seasonal factors.
The majority of timber sales are generated in the first half of the year due primarily to weather conditions and stronger timber prices. Increased housing starts during the spring usually push lumber prices up and, in turn, can result in higher timber prices. Forestry operations generally incur expenses related to silvicultural treatments which are applied during the fall season to achieve maximum effectiveness. Farming operations do not generate significant sales and operating income until crops are harvested and sold in the second half of the year.


Lack of Operating History as a Independent Company

   Prior to the Distribution, the Company has been operated as a wholly-owned subsidiary of Murphy. As such, the Company does not have an operating history as an independent public company. The Company has historically relied upon Murphy for certain administrative services in areas such as financial affairs, environmental affairs, human resources, information systems, insurance, law, purchasing, treasury and tax. Following the consummation of the Distribution, the Company will be responsible for maintaining its own administrative functions, except for certain services to be provided by Murphy for a transitional period after the Distribution. See "Relationship between the Company and Murphy--Terms of the Distribution Agreement--Transitional Services." There can be no assurance as to the Company's future operating results as an independent public company.


Reliance on Key Personnel

               The Company believes that its continued success will depend in large part on its ability to attract and retain highly skilled and qualified personnel. The Company believes that the Distribution will, among other things, permit the Company to offer management incentives in a manner that is more directly linked to the Company's performance, which the Company believes will facilitate the attraction, retention and motivation of highly skilled and qualified personnel. In this regard, the Company has taken steps to retain its key personnel, including the provision of competitive employee benefit programs. See "Management." Although the Company will seek to employ a qualified person to fill his or her position with the Company in the event that any officer or director of the Company ceases to be associated with the Company, there can be no assurance that such individuals could be engaged by the Company.

Dividend Policy

               The Company currently intends to pay modest quarterly cash dividends. However, the Company anticipates that future earnings will for the most part be used to support operations and finance growth of the business. The payment of any dividends will be at the discretion of the Company's Board of Directors (the "Company Board"). The declaration of dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Company Board may deem relevant, and no assurance can be given as to the timing or amount of any dividend payments.

No Prior Market for Common Stock


               Prior to the Distribution, there has been no public market for the Company Common Stock, and there can be no assurance that an active trading market will develop or be sustained in the future. The Company Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "DEL". There can be no assurance as to the price at which the Company Common Stock will trade. See "Trading Market."

               There can be no assurance that the Company Common Stock will not experience substantial price volatility, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the forest products industry. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many stocks and that have often been unrelated or disproportionate to the operating performance of individual companies. These and other factors, such as investor perception of the Company, the depth and liquidity of the market for shares of the Company Common Stock, changes in economic conditions in the forest products industry and general economic and market conditions, may influence and adversely affect the market price of the Company Common Stock.


Possibility of Substantial Sales of Common Stock


               The Distribution will involve the distribution of an aggregate of approximately 12.8 million shares of Company Common Stock to the stockholders of Murphy. Substantially all of such shares would be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Company Common Stock will be sold in the open market in anticipation of, or following, the Distribution. Any sales of substantial amounts of Company Common Stock in the public market, or the perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially adversely affect the market price of the Company Common Stock.


Anti-Takeover Effects of Certain Statutory, Charter, Bylaw and Contractual Provisions


               Several provisions of the Company's Certificate of Incorporation and Bylaws (as will be in effect as of the Distribution) and of the Delaware General Corporation Law could discourage potential acquisition proposals and could deter or delay unsolicited changes in control of the Company, including provisions creating a classified Board of Directors, limiting the stockholders' powers to remove directors, and prohibiting the taking of action by written consent in lieu of a stockholders' meeting. The preferred stock purchase rights attached to the Company Common Stock could have similar anti-takeover effects. In addition, the Company Board has the authority, without further action by the stockholders, to fix the rights and preferences of and to issue preferred stock. The issuance of preferred stock could adversely affect the voting power of the owners of Company Common Stock, including the loss of voting control to others. Pursuant to the Tax Sharing Agreement, the Company will agree to refrain from engaging in certain transactions for two years following the Distribution Date unless it shall first provide Murphy with a ruling from the Internal Revenue Service or an unqualified opinion acceptable to Murphy of a nationally recognized independent tax counsel that the transaction will not cause Murphy or its stockholders to recognize taxable income by virtue of the Distribution. Transactions subject to these restrictions will include, among other things, the liquidation of the Company, the merger, consolidation or other combination or affiliation of the Company with another company, discontinuance of or material change in the conduct of a material portion of its businesses independently and with its own employees, redemption or other reacquisition of Company Common Stock, and the sale, distribution or other disposition of assets of the Company out of the ordinary course of business. The Company will generally agree to indemnify Murphy against any tax liability resulting from the Company's breach of any covenant or representation contained in the Tax Sharing Agreement.


               These provisions and others that could be adopted in the future could discourage unsolicited acquisition proposals or delay or prevent changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions could limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock" and "Certain Statutory, Charter, Bylaw Provisions and Rights Agreement."


                             THE DISTRIBUTION

Background to and Reasons for the Distribution


               Murphy's Board of Directors (the "Murphy Board") has determined, for the reasons set forth below, that it is in the best interests of Murphy, Deltic and Murphy's stockholders to undertake the Distribution.

               In early 1996, Murphy began to consider strategies for improving the performance of the Company's timber, farming and real estate businesses. At a series of meetings, the Murphy Board, assisted by Murphy's financial advisors and the management of Murphy and the Company, explored various alternatives for effecting such improvement, including the separation of the Company's businesses from Murphy. The Murphy Board concluded, among other things, that the Company's timber business offers substantial opportunity for growth, primarily by significantly increasing the harvest of the Company's Southern Yellow Pine sawtimber in combination with an aggressive but flexible timberland acquisition program, while continuing to add value to timber production through downstream investment. The Murphy Board further concluded that to take advantage of such opportunities, the Company will require significant capital investment. The Murphy Board reviewed a variety of alternative approaches for providing for the capital needs of the Company's business and determined that the most efficient way to raise the needed additional capital is through the Distribution and a subsequent offering of equity of the Company. The Company currently intends to make an offering of $30-40 million of equity of the Company within one year of the Distribution, consistent with representations made to the Internal Revenue Service for purposes of receiving a ruling that the Distribution will qualify as tax-free to Murphy and its stockholders under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). The equity may be in the form of Company Common Stock, convertible preferred stock or straight preferred stock, which may be sold to the public or in a private placement to financial institutions depending on the then-existing market conditions. There can be no assurance, however, that the Company will be able to successfully complete an offering or otherwise fund its expansion plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." In addition, the Distribution will create the opportunity for the Company to use its capital stock as an "acquisition currency" to finance all or a part of any future timberland acquisitions and other capital needs.

               Before concluding that an equity offering as a stand-alone entity was the preferable means of satisfying the Company's capital needs, the Murphy Board considered several alternative transactions, including (i) an offering of Murphy Common Stock, with the Company remaining a wholly-owned subsidiary of Murphy; (ii) an offering of less than 100% of the Company, with Murphy retaining the remaining interest; (iii) an offering of 100% of the Company; and (iv) reconfiguring the Company's assets into a partnership, with
an offering of master limited partnership ("MLP") units.   The current
strategy was considered preferable to each of these alternatives. First, unlike the first and second alternatives, the Distribution will permit the Company to efficiently raise additional capital because the Company will become a stand-alone entity. As such, the Distribution is intended to enable the financial markets to evaluate both the Company and Murphy more effectively by using valuation methods suitable to each particular industry. Further, the Distribution will allow the management of each company to focus attention and financial resources on its respective businesses, and will provide each company with greater flexibility to pursue its independent business objectives. And, the Distribution will permit the Company and Murphy to offer management incentives in a manner more directly linked to the performance of the respective companies, thereby better aligning these incentives with the interests of stockholders. Second, unlike the second and third alternatives, the Distribution will allow the market to evaluate the Company as a public entity prior to any equity offering, thereby maximizing the efficiency of any such offering. Finally, the current strategy was preferable to the fourth alternative because the Company's growth objectives and resulting cash flow needs were considered not optimal for meeting the expectations of MLP investors.


Description of the Distribution

               The general terms and conditions relating to the Distribution are set forth in the Distribution Agreement between Murphy and the Company. See "Relationship between the Company and Murphy--Terms of the Distribution Agreement."


               Murphy will effect the Distribution on December 31, 1996 (the "Distribution Date") by the delivery of the shares of Company Common Stock to the Distribution Agent for distribution to the holders of record of Murphy Common Stock on December 2, 1996 (the "Record Date"). The Distribution will be made on the basis of one share of Company Common Stock for every 3.5 shares of Murphy Common Stock outstanding on the Record Date. The actual total number of shares of Company Common Stock to be distributed will depend on the number of shares of Murphy Common Stock outstanding on the Record Date. Based upon the number of shares of Murphy Common Stock outstanding on September 30, 1996, approximately 12.8 million shares of Company Common Stock will be distributed to Murphy stockholders, which will constitute all of the shares of Company Common Stock owned by Murphy. As a result of the Distribution, 100% of the outstanding shares of Company Common Stock will be distributed to Murphy stockholders. The shares of Company Common Stock will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights. See "Description of Capital Stock." Certificates representing the shares of the Company Common Stock will be mailed to Murphy stockholders on the Distribution Date or as soon as practicable thereafter.


               No certificates or scrip representing fractional shares of Company Common Stock will be issued to Murphy stockholders as part of the Distribution. The Distribution Agent will aggregate fractional shares into whole shares and sell them in the open market at then prevailing prices on behalf of holders who otherwise would be entitled to receive fractional share interests, and such persons will receive instead a cash payment in the amount of their pro rata share of the total sale proceeds thereof. Proceeds from sales of fractional shares will be paid by the Distribution Agent based upon the average gross selling price per share of Company Common Stock of all such sales. See "The Distribution--Federal Income Tax Consequences." Such sales are expected to be made as soon as practicable after the Distribution Date. None of Murphy, the Company or the Distribution Agent will guarantee any minimum sale price for the fractional shares of Company Common Stock, and no interest will be paid on the proceeds of such shares.

Certain Federal Income Tax Consequences


               The following is a summary of the material federal income tax consequences of the Distribution to Murphy and its stockholders. Murphy has received a ruling from the Internal Revenue Service to the effect that the Distribution will qualify as tax-free to Murphy and its stockholders under
Section 355 of the Code, and accordingly, for federal income tax purposes:


    (i) Except as described below with respect to fractional shares, a Murphy stockholder will not recognize gain or loss as a result of the Distribution. Gain or loss will be recognized to the recipient stockholder to the extent of the difference between the stockholder's basis in the fractional share and the amount received for the fractional share. Provided the fractional share interest is held as a capital asset by the recipient stockholder, such gain or loss will constitute capital gain or loss.



    (ii) A Murphy stockholder will apportion its tax basis for its Murphy Common Stock between such Murphy Common Stock and Company Common Stock received in the Distribution in proportion to the relative fair market values of such Murphy Common Stock and Company Common Stock on the Distribution Date.



    (iii) A Murphy stockholder's holding period for the Company Common Stock received in the Distribution will include the period during which such stockholder held the Murphy Common Stock with respect to which the Distribution was made, provided that such Murphy Common Stock is held as a capital asset by such stockholder as of the Distribution Date.


               Current Treasury regulations require each Murphy stockholder who receives Company Common Stock pursuant to the Distribution to attach to its federal income tax return for the year in which the Distribution occurs a descriptive statement concerning the Distribution. Murphy will make available on a timely basis requisite information to each such stockholder.

               ALL STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE PARTICULAR FEDERAL, FOREIGN, STATE AND LOCAL TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

               For a description of agreements pursuant to which Murphy and the Company have provided for certain tax sharing and other tax matters, see "Relationship Between the Company and Murphy--Terms of the Tax Sharing Agreement."

                  RELATIONSHIP BETWEEN THE COMPANY AND MURPHY

               This section of the Information Statement describes certain agreements between the Company and Murphy that will govern certain of the on-going relationships between Murphy and the Company after the Distribution and will provide for an orderly transition to the status of two separate, independent companies. To the extent that they relate to the Distribution Agreement or the Tax Sharing Agreement (collectively, the "Distribution Documents"), the following descriptions describe the Distribution Documents as they will be in effect as of the Distribution, do not purport to be complete and are qualified in their entirety by reference to the Distribution Documents, which are filed as exhibits to the Registration Statement on Form 10 (the "Form 10") filed with the Securities and Exchange Commission (the "Commission") of which this Information Statement is a part, and are incorporated herein by reference. For purposes of this section of the Information Statement only, the "Company" means Deltic Timber Corporation and the "Company Group" means Deltic Timber Corporation and its subsidiaries.

               The Distribution Documents will be entered into in connection with the Distribution and are, therefore, not the result of arm's length negotiation between independent parties. Additional or modified agreements, arrangements and transactions may be entered into between Murphy and the Company after the Distribution, which will be negotiated at arm's length.

Terms of the Distribution Agreement

               Murphy and the Company will enter into a Distribution Agreement (the "Distribution Agreement") prior to the Distribution, among other things, to provide for the principal corporate transactions and certain procedures for effecting the Distribution, to define certain aspects of the relationship between Murphy and the Company after the Distribution and to provide for the allocation of certain assets and liabilities between Murphy and the Company.

               Transfer of Assets


               Subject to receipt of any necessary consents of third parties or regulatory bodies, (i) the Company will use its best efforts to transfer to Murphy and its subsidiaries (other than the Company Group) (Murphy and such subsidiaries being the "Murphy Group") all assets, if any, not already owned by the Murphy Group and that relate solely to the business of the Murphy Group (and not to that of the Company Group) and Murphy will assume all liabilities associated with such assets and (ii) Murphy will use its best efforts to transfer to the Company Group all assets, if any, not already owned by the Company Group and that relate solely to the business of the Company Group (and not to that of the Murphy Group) and the Company will assume all liabilities associated with such assets.


               Cross Indemnification

               The Company and Murphy have agreed to indemnify one another against certain liabilities. The Company has agreed to indemnify the Murphy Group and the directors, officers, employees and affiliates of the Murphy Group (collectively, the "Murphy Indemnitees") from and against any and all damage, loss, liability and expense incurred or suffered by any of the Murphy Indemnitees (i) arising out of or due to the failure of the Company Group to pay, perform or otherwise discharge any obligations and liabilities, whenever arising, of or relating to the Company Group (including all liabilities of the Company Group under the Distribution Agreement) or arising from or in connection with the conduct of the Company Group's business or the ownership or use of assets in connection therewith and (ii) arising out of or in connection with the provision by the Murphy Group of Services (as defined below) to the Company Group pursuant to the Distribution Agreement.

               Murphy has agreed to indemnify the Company Group and the directors, officers, employees and affiliates of the Company Group (collectively, the "Company Indemnitees") from and against any and all damage, loss, liability and expense incurred or suffered by any of the Company Indemnitees arising out of, or due to the failure of the Murphy Group to pay, perform or otherwise discharge any obligations and liabilities, whenever arising, of or relating to the Murphy Group (including all liabilities of the Murphy Group under the Distribution Agreement) or arising from or in connection with the conduct of the Murphy Group's business or the ownership or use of assets in connection therewith.

               The Company and Murphy have generally agreed to indemnify the other and the other's affiliates and controlling persons from certain liabilities under the securities laws in connection with the Form 10 and this Information Statement or to contribute under certain circumstances to the amount payable by the other in respect thereof.

               None of the foregoing indemnities applies to indemnification for tax liabilities, which are addressed in the Tax Sharing Agreement described below. The Company does not believe that any of the foregoing indemnities will have a material adverse effect on the business, financial condition or results of operations of the Company.

               The Distribution Agreement also includes procedures for notice and payment of indemnification claims and provides that the indemnifying party may assume the defense of a claim or suit brought by a third party. Any indemnification paid under the foregoing indemnities is to be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of such indemnity.

               Conditions to the Distribution


               The Distribution Agreement provides that the Distribution is subject to the following conditions being satisfied prior to or as of the Distribution Date: (i) the Form 10 filed with the Commission shall have become effective under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (ii) the Company Common Stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance; (iii) the Murphy Board shall be satisfied that (A) both before and after giving effect to the Distribution, Murphy is not and would not be insolvent, (B) after giving effect to the Distribution, Murphy would be able to pay its liabilities as they mature and become absolute, and Murphy would not have an unreasonably small amount of capital with which to engage in its business and (C) the Distribution will be made out of surplus within the meaning of Section 170 of the Delaware General Corporation Law; (iv) the Murphy Board shall have approved the Distribution and shall not have abandoned, deferred or modified the Distribution at any time prior to the Distribution Date; (v) the Company Board, as named in this Information Statement, shall have been elected by Murphy as sole stockholder of the Company and the Company's Certificate of Incorporation and Bylaws (each as defined under "Description of Capital Stock" below) shall be in effect; (vi) the Tax Sharing Agreement shall have been duly executed and delivered by the parties thereto; (vii) Murphy shall have received a favorable private letter ruling issued by the Internal Revenue Service or an opinion of counsel satisfactory to Murphy, in either case relating to the tax-free nature of the Distribution; and (viii) a credit facility shall have been made available to the Company by its lenders on terms and in an amount satisfactory to Murphy and the Company.


               Transitional Services


               Murphy has agreed to provide or cause to be provided to the Company Group certain specified services for a transitional period after the Distribution. The transitional services to be provided (the "Services") will be (i) rental of the office facilities that are occupied and in use by the Company Group as of the Distribution Date (the "Office Facilities"); (ii) services related to the use of the Office Facilities, including provision of utilities, supplies and office equipment, certain maintenance services, payment of property taxes and maintenance of insurance on the Office Facilities; (iii) administrative services in certain areas, including financial affairs, environmental affairs, human resources, information systems, insurance, law, purchasing, treasury and tax; and (iv) insurance administration services related to policies existing as of the Distribution Date and covering the activities and assets of the Company Group. The Services are to be provided in a manner generally consistent with the nature of the Murphy Group's services and practices prior to the Distribution. The Services are to be offered for a six-month period after the Distribution Date, unless earlier terminated by the Company upon thirty days' notice to Murphy. The total fee for the Services will be approximately $92,600 per month, subject to adjustment by mutual agreement between Murphy and the Company.


                Employee Benefits


               Prior to the Distribution, the Company intends to establish new benefit plans for its employees that substantially replicate the benefit plans maintained by Murphy. The new plans will include the Retirement Plan of Deltic Timber Corporation (the "Company Retirement Plan"), a defined benefit retirement plan, and the Thrift Plan for Employees of Deltic Timber Corporation (the "Company 401(k) Plan"), a defined contribution retirement plan permitting elective pre-tax or after-tax plan contributions. In addition, the Company will establish new medical, disability and similar plans. After the distribution, the Retirement Plan of Murphy Oil Corporation will transfer to the Company Retirement Plan liabilities equal to the accrued benefits of active employees of the Company, along with a proportionate share of plan assets. The Thrift Plan for Employees of Murphy Oil Corporation will transfer to the Company 401(k) Plan the accounts of active employees of the Company. Prior to the Distribution, the Company expects to establish new stock-based management incentive arrangements. These arrangements will likely provide for the grant of restricted shares of Company Common Stock, as well as options with respect to such shares. It is expected that such grants will be made on terms similar to those applicable to awards with respect to Murphy Common Stock under the Murphy 1992 Stock Incentive Plan.

               For a period after the Distribution Date, it is expected that Murphy will continue to provide administrative services with respect to the Company's benefits plans, in accordance with the agreement to provide transitional services described above.


                Intercompany Accounts


               At September 30, 1996, the Company accounts reflected a $34.4 million receivable from Murphy. Prior to the Distribution, all indebtedness between Murphy and the Company will be settled by a combination of a $17 million dividend by the Company to Murphy and a cash repayment by Murphy to the Company to the extent of the remaining receivable. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note A to the Company's Unaudited Pro Forma Consolidated Balance Sheet.


               Access to Information; Provision of Witnesses; Confidentiality

               Pursuant to the Distribution Agreement, each of the Company Group and the Murphy Group will afford the other and certain of their agents reasonable access to all records in its possession relating to the business and affairs of the other party as reasonably required, including, for auditing, accounting, litigation, disclosure and reporting purposes, subject to limited exceptions. Each party will also use its best efforts to make available to the other, its officers, directors, employees and agents as witnesses, and will otherwise cooperate with the other party, in connection with any proceeding arising out of the business of it or the other party prior to the Distribution.

               Except as otherwise provided in the Distribution Agreement, the Company, Murphy, and their respective officers, directors, employees and agents will hold all information in its possession concerning the other party in strict confidence.

Terms of the Tax Sharing Agreement

               Prior to the Distribution, Murphy and the Company will enter into a tax sharing agreement (the "Tax Sharing Agreement") that will set forth each party's rights and obligations with respect to payments and refunds, if any, with respect to taxes for periods before and after the Distribution and related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

               In general, Murphy will be responsible for filing state and consolidated federal income tax returns for periods through the Distribution Date, and, in the case of federal tax returns, paying the associated taxes. The Company will reimburse Murphy for the portion of such taxes, if any, relating to the Company's businesses computed on a stand-alone basis. The Company will be responsible for paying the taxes associated with all other tax returns relating to pre-Distribution tax periods relating solely to the Company's businesses. Murphy, however, will be responsible for preparing all tax returns to be filed by the Company for tax periods that end on or before the Distribution Date.

               In general, the Company will agree to indemnify Murphy for taxes, if any, imposed as a result of an audit adjustment and relating to a pre-Distribution tax period to the extent such taxes are attributable to the Company's businesses. The Tax Sharing Agreement will also provide that Murphy will generally pay to the Company the net benefit, if any, realized by Murphy relating to the Company's businesses from the carryback to pre-Distribution tax periods of certain tax attributes, if any, of the Company arising in post-distribution tax periods.


               Pursuant to the Tax Sharing Agreement the Company will agree to refrain from engaging in certain transactions for two years following the Distribution Date unless it shall first provide Murphy with a ruling from the Internal Revenue Service or an unqualified opinion acceptable to Murphy of a nationally recognized independent tax counsel that the transaction will not cause Murphy or its stockholders to recognize taxable income by virtue of the Distribution. Transactions subject to these restrictions will include, among other things, the liquidation of the Company, the merger, consolidation or other combination or affiliation of the Company with another company, discontinuation of or material change in the conduct of a material portion of its businesses independently and with its own employees, redemption or other reacquisition of Company Common Stock, and the sale, distribution or other disposition of assets of the Company out of the ordinary course of business. Certain transactions regarding the sale by the Company of certain of its farmland holdings will not be subject to the above-described restrictions.
The above-described restrictions are intended to ensure, consistent with representations made to the Internal Revenue Service for purposes of receiving a favorable ruling, that the Distribution is not being used as a device for distributing earnings and profits of Murphy or the Company, and that the Company will continue to conduct the active business required to qualify the Distribution as tax-free to Murphy and its stockholders under Section 355 of the Code. The Company does not believe that these restrictions, including restrictions on combination of the Company with another company, will materially affect the Company's ability to pursue its growth strategy or to effect acquisitions that are consistent with its growth strategy.


               The Company will agree that, within one year of the Distribution Date, it will use its best efforts to make an offering of $30-$40 million of equity of the Company, consistent with representations made to the Internal Revenue Service for purposes of receiving a ruling that the Distribution will qualify as tax-free to Murphy and its stockholders under
Section 355 of the Code. The equity may be in the form of Company Common Stock, convertible preferred stock or straight preferred stock, which may be sold to the public or in a private placement to financial institutions depending on the then-existing market conditions. The Company will agree that it will diligently undertake to effect its growth strategy, including the acquisition of timber properties. The Company will generally agree to indemnify Murphy against any tax liability resulting from the Company's breach of any covenant or representation contained in the Tax Sharing Agreement.

                              TRADING MARKET


               There has been no trading market for the Company Common Stock, and there can be no assurances as to the establishment or continuity of any such market. However, it is expected that a "when-issued" trading market may develop prior to the Distribution Date. The Company Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "DEL".

               Prices at which the Company Common Stock may trade prior to the Distribution, on a "when-issued" basis, or after the Distribution cannot be predicted. Prices at which trading in shares of Company Common Stock occurs may fluctuate significantly. See "Risk Factors--No Prior Market for Common Stock." The prices at which the Company Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the forest products industry.
See "Risk Factors." In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many stocks and that have often been unrelated or disproportionate to the operating performance of individual companies. These and other factors, such as investor perception of the Company, the depth and liquidity of the market for shares of the Company Common Stock, changes in economic conditions in the forest products industry and general economic and market conditions, may influence and adversely affect the market price of the Company Common Stock.

               The Company Common Stock received by Murphy stockholders pursuant to the Distribution will be freely transferable, except for shares of such Company Common Stock received by any person who may be deemed an "affiliate" of the Company within the meaning of Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, the Company, and may include the directors and principal executive officers of the Company as well as any principal stockholder of the Company. Persons who are affiliates of the Company will be permitted to sell their Company Common Stock received pursuant to the Distribution only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

               Except for the shares of Company Common Stock distributed in the Distribution, no securities of the Company will be outstanding as of or immediately following the Distribution. Except for the Rights Agreement, the Company has not entered into any agreement or otherwise committed to register any shares of Company Common Stock under the Securities Act for sale by security holders. Except for the shares registered on this Registration Statement in connection with the Distribution, no common equity of the Company is being publicly registered or offered by the Company. The Company currently intends within one year of the Distribution, however, to make an offering of $30-$40 million of equity of the Company, consistent with representations made to the Internal Revenue Service for purposes of receiving a ruling that the Distribution will qualify as tax-free to Murphy and its stockholders under
Section 355 of the Code. The equity may be in the form of Company Common Stock, convertible preferred stock or straight preferred stock, which may be sold to the public or in a private placement to financial institutions depending on the then-existing market conditions.


                                 DIVIDENDS

               The Company currently intends to pay modest quarterly cash dividends. However, the Company anticipates that future earnings will for the most part be used to support operations and finance growth of the business. The payment of any dividends will be at the discretion of the Company Board. The declaration of dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Company Board may deem relevant, and no assurance can be given as to the timing or amount of any dividend payments.


                PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


               Prior to the Distribution Date, the Company has been operated as part of Murphy. The following Unaudited Pro Forma Consolidated Statements of Income set forth the historical statements of income of the Company for the year ended December 31, 1995 and for the nine months ended September 30, 1996, and as adjusted for the Distribution and the related transactions and events described in the Notes to such Unaudited Pro Forma Consolidated Statements of Income as if the Distribution and such transactions and events had been consummated on January 1, 1995. The following Unaudited Pro Forma Consolidated Balance Sheet sets forth the historical balance sheet of the Company as of September 30, 1996, and as adjusted for the Distribution and the related transactions and events described in the Notes to such Unaudited Pro Forma Consolidated Balance Sheet as if the Distribution and such transactions and events had been consummated on September 30, 1996.


               The Pro Forma Consolidated Financial Statements set forth below reflect pro forma adjustments as if the Company had operated as an independent company. See the accompanying notes to Pro Forma Consolidated Financial Statements.

               Management believes that the assumptions used provide a reasonable basis on which to present such Pro Forma Consolidated Financial Statements. The Pro Forma Consolidated Financial Statements should be read in conjunction with the historical Consolidated Financial Statements and Notes thereto included elsewhere in this Information Statement and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Pro Forma Consolidated Financial Statements are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial condition had the Distribution and the transactions and events described above been consummated on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.






                           Deltic Timber Corporation
             Unaudited Pro Forma Consolidated Statement of Income
                         Year Ended December 31, 1995
                       ($ in thousands, except per share
                         amounts and number of shares)


                                                                                     Adjustments               Pro Forma
                                                                                         for                      for
                                                                 Historical         Distribution             Distribution
                                                                 ----------         ------------             ------------

Net sales...................................................        $80,662                                      $80,662
                                                                    -------                                      -------
Costs and expenses:
 Cost of sales..............................................         58,731             $160  (A)                 58,571
 Depreciation, amortization, and cost of fee timber
   harvested................................................          4,053                                        4,053
 Selling and general expenses...............................          4,535             (523) (B)                  5,024
                                                                                          34  (A)
                                                                    -------                                      -------
   Total costs and expenses.................................         67,319                                       67,648
                                                                    -------                                      -------
   Operating income.........................................         13,343                                       13,014
Interest income.............................................          2,668           (1,400) (C)                  1,268
Interest expense............................................           (309)                                        (309)
Other income................................................            192                                          192
                                                                    -------                                      -------
Income before income taxes..................................         15,894                                       14,165
Income taxes................................................         (5,878)             678  (D)                 (5,200)
                                                                    -------            -------                   -------
   Net income...............................................        $10,016            $(1,051)                   $8,965
                                                                    =======            =======                   =======
Earnings per share..........................................                                                     $   .70
                                                                                                              ==========
Weighted average number of common shares outstanding (E)....                                                  12,800,000
                                                                                                              ==========





      See Notes to Unaudited Pro Forma Consolidated Statements of Income.

                           Deltic Timber Corporation
             Unaudited Pro Forma Consolidated Statement of Income
                     Nine Months Ended September 30, 1996
                       ($ in thousands, except per share
                         amounts and number of shares)

                                                                                     Adjustments               Pro Forma
                                                                                       for                       for
                                                                 Historical         Distribution             Distribution
                                                                 ----------         ------------             ------------

Net sales...................................................       $64,462                                        $64,462
                                                                   -------                                     ----------
Costs and expenses:
 Cost of sales..............................................        44,045                                         44,045
 Depreciation, amortization, and cost of fee timber
   harvested................................................         3,104                                          3,104
 Selling and general expenses...............................         3,583              $(315) (B)                  3,898
                                                                   -------                                     ----------
   Total costs and expenses.................................        50,732                                         51,047
                                                                   -------                                     ----------
   Operating income.........................................        13,730                                         13,415
Interest income.............................................         2,209             (1,000) (C)                  1,209
Interest expense............................................          (210)                                          (210)
Other income................................................         1,173                                          1,173
                                                                   -------                                     ----------
Income before income taxes..................................        16,902                                         15,587
Income taxes................................................        (6,621)               516  (D)                 (6,105)
                                                                   -------              -----                  ----------
   Net income...............................................       $10,281              $(799)                     $9,482
                                                                   =======              =====                  ==========
Earnings per share..........................................                                                   $      .74
                                                                                                               ==========
Weighted average number of common shares outstanding (E)....                                                   12,800,000
                                                                                                               ==========

      See Notes to Unaudited Pro Forma Consolidated Statements of Income.




                           Deltic Timber Corporation
        Notes to Unaudited Pro Forma Consolidated Statements of Income
                 For the Year Ended December 31, 1995 and the
                     Nine Months Ended September 30, 1996


               The Unaudited Pro Forma Consolidated Statements of Income of the Company for the year ended December 31, 1995 and the nine months ended September 30, 1996 assume that the Company had operated as an autonomous entity rather than as a wholly-owned subsidiary of Murphy, and this mode of operation was effective at January 1, 1995. The pro forma adjustments, as described below, are keyed to the corresponding amounts shown in the "Adjustments for Distribution" columns of these statements.


  (A) To reduce expenses for retirement plan and postretirement benefits to reflect only the costs related to active employees of the Company. Murphy intends to retain such obligations related to former employees of the Company. Such amounts were not significant in 1996.


  (B) To reflect anticipated additional costs associated with being an autonomous entity rather than a wholly-owned subsidiary of Murphy. The additional expenses primarily consist of costs associated with being a public company.

  (C) To reduce interest income for interest earned on the portion of the receivable from Murphy that will be declared a dividend to Murphy prior to the Distribution. Prior to the Distribution, such amounts owed by Murphy to the Company will be settled by a combination of a $17 million dividend by the Company to Murphy and a cash repayment by Murphy to the Company to the extent of the remaining receivable.


  (D) To record a reduction in federal and state income taxes related to pro forma adjustments (A) through (C) above.


  (E) To reflect an approximation of the weighted average number of common shares outstanding based on the Distribution ratio times the number of shares of Murphy Common Stock outstanding on September 30, 1996.




                           Deltic Timber Corporation
                Unaudited Pro Forma Consolidated Balance Sheet
                              September 30, 1996
                               ($ in thousands)

                                                                       Adjustments for                Pro Forma for
                                                       Historical        Distribution                 Distribution
                                                       ----------      ---------------                -------------

Assets:
 Current assets:
  Cash and cash equivalents.......................     $  5,447            $17,363 (A)                    $ 22,810
  Trade accounts receivable.......................        4,630                                              4,630
  Inventories.....................................        5,448                                              5,448
  Deferred income taxes...........................          947                                                947
  Prepaid expenses and other current assets.......        2,949                                              2,949
                                                       --------                                           --------
   Total current assets...........................       19,421                                             36,784

 Noncurrent receivable from Murphy................       34,363            (34,363)(A)                        --
 Property, plant, and equipment - net.............       27,063                                             27,063
 Timber and timberlands - net.....................       89,637                                             89,637
 Real estate held for development and sale........       18,271                                             18,271
 Other assets.....................................        5,354                661 (B)                       5,351
                                                                              (664)(C)
                                                       --------           --------                        --------
   Total assets...................................     $194,109           $(17,003)                       $177,106
                                                       ========           ========                        ========

Liabilities and Stockholder's Equity:
 Current liabilities:
  Current maturities of long-term debt............     $  1,698                                           $  1,698
  Trade accounts payable..........................        1,614                                              1,614
  Accrued insurance obligations...................          887                                                887
  Accrued taxes other than income taxes...........          804                                                804
  Other accrued liabilities.......................          499                                                499
  State income taxes..............................          275                                                275
                                                       --------                --                         --------
   Total current liabilities......................        5,777                                              5,777
 Long-term debt...................................        2,685                                              2,685
 Accrued postretirement benefits..................        3,531            $(1,291)(B)                       2,240
 Deferred credits and other liabilities...........        1,546                 19 (C)                       1,565
 Stockholders' equity:
  Common stock....................................          321               (193)(D)                         128
  Capital in excess of par value..................       66,108                193 (D)                      66,301
  Retained earnings...............................      114,141            (15,731)(E)                      98,410
                                                       --------            -------                        --------
   Total stockholders' equity.....................      180,570                                            164,839
                                                       --------           --------                        --------
   Total liabilities and stockholders' equity.....     $194,109           $(17,003)                       $177,106
                                                       ========           ========                        ========


         See Notes to Unaudited Pro Forma Consolidated Balance Sheet.



                           Deltic Timber Corporation
            Notes to Unaudited Pro Forma Consolidated Balance Sheet
                             at September 30, 1996



               The Unaudited Pro Forma Consolidated Balance Sheet of Deltic as of September 30, 1996 assumes that the Company was an autonomous entity rather than a wholly-owned subsidiary of Murphy at that date. The pro forma adjustments, as described below, are keyed to the corresponding amounts shown in the "Adjustments for Distribution" column in the statement.

   (A) To reduce the noncurrent receivable from Murphy prior to the Distribution to effect an anticipated settlement of the receivable by a combination of a $17 million dividend by the Company to Murphy and a cash repayment by Murphy to the Company to the extent of the remaining receivable. The cash balance is expected to be used to fund an anticipated investment in Del-Tin and existing capital expenditure commitments after the date of the Distribution. The cash position is projected to be reduced significantly after payment for such capital expenditure commitments.


   (B) To adjust retirement plan and postretirement benefit account balances to reflect anticipated retention by Murphy of plan obligations related to former employees of the Company.

   (C) To adjust deferred income tax balances associated with adjustments described in (B) above.


   (D) To reflect the recapitalization of the Company as an autonomous entity based on changes to (i) the number of shares outstanding (based on the Distribution ratio times the number of shares of Murphy Common Stock to be outstanding on September 30, 1996) and
          (ii) the par value of such shares.


   (E) To adjust retained earnings of the Company to effect the pro forma adjustments described in (A) through (C) above.


                                   PRO FORMA CAPITALIZATION


               Prior to the Distribution Date, the Company has been operated as part of Murphy. The following table sets forth the capitalization of the Company as of September 30, 1996, and as adjusted to give effect to the Distribution and the related transactions and events described in the notes hereto and the Notes to the Unaudited Pro Forma Consolidated Balance Sheet included in this Information Statement as if the Distribution and such transactions and events had been consummated on September 30, 1996.


               Management believes that the assumptions used provide a reasonable basis on which to present such Pro Forma Capitalization. The Pro Forma Capitalization table below should be read in conjunction with the historical Financial Statements and Notes thereto included elsewhere in this Information Statement, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Pro Forma Consolidated Financial Statements." The Pro Forma Capitalization table below is provided for information purposes only and should not be construed to be indicative of the Company's capitalization or financial condition had the Distribution and such related transactions and events been consummated on the date assumed, may not reflect the capitalization or financial condition which would have resulted had the Company been operated as a separate, independent company during such period, and are not necessarily indicative of the Company's future capitalization or financial condition.

                                                                           September 30, 1996
                                                                            ($ in thousands)
                                                     --------------------------------------------------------------
                                                                              Adjustments
                                                                                  for                 Pro Forma
                                                     Historical              Distribution          for Distribution
                                                     ----------              ------------          ----------------

Current maturities of long-term debt............      $  1,698                                            $  1,698
                                                      ========                                            ========

Long-term debt:
 Installment timber notes.......................      $  1,905                                            $  1,905
 Other notes payable............................           780                                                 780
                                                      --------                                            --------
     Total long-term debt.......................         2,685                                               2,685
Stockholders' Equity:
 Preferred stock, par value $.01,
   20,000,000 shares authorized, none issued....           N/A                                                 --
 Common stock...................................           321                  $   (193)(A)                   128
 Capital in excess of par value.................        66,108                       193 (A)                66,301
 Retained earnings..............................       114,141                   (15,731)(B)                98,410
                                                      --------                  --------                  --------
     Total stockholders' equity.................       180,570                       --                    164,839
                                                      --------                  --------                  --------
     Total capitalization.......................      $183,255                  $(15,731)                 $167,524
                                                      ========                  ========                  ========


(A) To reflect the recapitalization of the Company as an autonomous entity based on changes to the number of shares outstanding and the par value of such shares. On a historical basis, the Company had authorized and issued 5,000 shares of common stock, no par value. On a pro forma basis upon the Distribution, the Company will have authorized 50,000,000 shares of common stock, $.01 par value, of which approximately 12.8 million will be issued and outstanding (based on the Distribution ratio times the number of shares of Murphy Common Stock outstanding on September 30, 1996).

(B) To reflect changes to Retained earnings for pro forma adjustments at September 30, 1996.


               SELECTED HISTORICAL FINANCIAL AND OPERATING DATA


               The following table sets forth for the periods and at the dates indicated selected historical financial and operating data for the Company on a consolidated basis. The selected historical financial data as of December 31, 1993, 1992 and 1991 and for each of the years in the two-year period ended December 31, 1992 are derived from the Company's unaudited historical financial statements not included in this Information Statement. The selected historical financial data as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 are derived from the Company's audited historical consolidated financial statements and should be read in conjunction with such financial statements included elsewhere in this Information Statement. The historical financial data as of September 30, 1996 and 1995 and for the nine-month periods ended September 30, 1996 and 1995 are derived from the unaudited historical consolidated financial statements of the Company, which are included elsewhere in the Information Statement. In the opinion of the Company's management, these nine-month consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements." Earnings per share data are presented elsewhere in this Information Statement on a pro forma basis only. See "Unaudited Pro Forma Consolidated Financial Statements." The historical financial data presented below reflect periods during which the Company did not operate as an independent company.
Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.


                                        Nine Months Ended
                                          September 30,                          Year Ended December 31,
                                    ----------------------       ----------------------------------------------------------------
                                     1996            1995         1995           1994          1993         1992         1991
                                    ------          ------       ------         ------        ------       ------       ---------
                                                             (dollars in thousands, except ratios and operating data)

Financial Data:
Income Statement Data:
 Net sales.....................     $64,462         $61,996      $80,662        $92,457       $69,448      $60,528     $50,553
                                    -------         -------      -------        -------       -------      -------     -------
 Costs and expenses:
   Cost of sales...............      44,045          42,475       58,731         56,521        43,925       42,416      38,464
   Depreciation,
     amortization, and
     cost of fee
     timber harvested..........       3,104           3,010        4,053          3,886         3,488        3,152       3,231
   Selling and general
     expenses..................       3,583           3,281        4,535          3,675         4,657        5,596       4,674
                                    -------         -------      -------        -------       -------      -------     -------
     Total costs and expenses..      50,732          48,766       67,319         64,082        52,070       51,164      46,369
                                     ------         -------      -------        -------       -------      -------     -------
 Operating income..............      13,730          13,230       13,343         28,375        17,378        9,364       4,184
 Interest income...............       2,209           1,975        2,668          1,634         1,075        1,202       1,225
 Interest expense..............        (210)          (216)        (309)            (5)          (14)         (50)        (87)
 Other income..................       1,173             127          192            572           100          474         200
                                    -------         -------      -------        -------       -------      -------     -------
 Income before income
   taxes and accounting
   changes.....................      16,902          15,116       15,894         30,576        18,539       10,990       5,522
 Income tax expense............      (6,621)         (5,877)      (5,878)       (12,434)       (7,128)      (4,329)     (1,934)
                                    -------         -------      -------        -------       -------      -------     -------
 Income before accounting
   changes.....................      10,281           9,239       10,016         18,142        11,411        6,661       3,588
 Cumulative effect of
   accounting changes..........          --             --           --             --         (4,076)         --           --
                                    -------         -------      -------        -------       -------      -------     -------
 Net income....................     $10,281          $9,239      $10,016        $18,142        $7,335       $6,661      $3,588
                                    =======         =======      =======        =======       =======      =======     =======

Balance Sheet Data and Ratios:
 Total assets..................    $194,109        $184,714     $185,247       $169,373      $150,761     $139,478    $133,547
 Working capital...............      13,644          11,035        6,822         11,314        11,520        9,824       8,041
 Current ratio.................    3.4 to 1        2.6 to 1     1.9 to 1       3.4 to 1      4.5 to 1     3.9 to 1    3.9 to 1
 Long-term debt (noncurrent
   portion)....................      $2,685          $3,634       $2,817           $163           $54         $174        $570
 Stockholder's equity..........     180,570         169,512      170,289        160,273       142,131      134,796     129,493
 Debt to stockholder's equity
   ratio.......................   .015 to 1       .021 to 1    .017 to 1      .001 to 1     .001 to 1    .001 to 1   .004 to 1

Cash Flow and Other Data:
 Cash flow from operations.....     $13,566         $10,327      $16,865       $23,894       $16,200      $11,679      $8,855
 Cash required by
   investing activities........       9,131          11,523       16,134        23,875        16,215       10,835       9,240
 Cash required by
   financing activities........         419              77        1,644           101           401          379         370
 EBITDA(1).....................      16,834          16,240       17,396        32,261        20,866       12,516       7,415
 Capital expenditures
   requiring cash..............       5,886           5,792        7,361        10,176        10,682        8,849       4,194
 Cash and equivalents at end
   of period...................       5,447           1,071        1,431         2,344         2,426        2,842       2,377

Operating Data:
 Thousands of acres
   owned at end of
   period......................         383             386          386           387           387          388          387
 Pine sawtimber harvested
   from fee lands
   (MBF-DS)(2).................      32,437          31,138       35,736        40,616        37,635       30,177       32,956
 Average pine sawtimber prices
   ($/MBF-DS)..................         342             422          406           372           310          274          202
 Finished lumber
   production  (MBF)(3)........     107,697         108,572      140,555       136,713       112,365      101,203       92,846
 Annual sawmill capacity at
   end of period (MBF).........     165,000         165,000      165,000       165,000       122,600      100,100      100,100
 Finished lumber sales (MBF)...     108,693         108,278      140,549       138,377       115,136      105,619       95,024
 Average finished lumber
   sales prices ($/MBF)........         330             329          318           363           335          259          215
 Residential lots sold.........          78              51           71           163            81          134           50
 Average price for
   residential lots sold
   ($/lot).....................      55,000          53,800       52,900        56,700        60,000       38,800       61,400
 Commercial acres sold(4)......           2              --           --            --            --           --           17
 Average price for
   commercial acres sold
   ($/acre)....................     199,500              --           --            --            --           --       32,700
 Number of employees at
   end of period...............         350             360          358           317           301          296          266


(1) EBITDA is defined as earnings before interest and other income, interest expense, depreciation, amortization and cost of fee timber harvested, and income taxes. EBITDA is presented by the Company because it is one measure commonly used by Company management and certain investors to analyze companies based on operating performance. EBITDA does not represent net income or cash flows as defined by generally accepted accounting principles and it should not be considered as an alternative to, or more meaningful than, net income or cash flows as an indicator of the Company's operating performance or liquidity. EBITDA does not necessarily indicate that operating results are sufficient to fund all of the Company's cash needs. Since presentation of EBITDA is not defined within generally accepted accounting principles, there can be no assurance that EBITDA as presented by the Company is comparable to similarly titled disclosures provided by other companies.

(2) "MBF-DS" means thousand board feet (Doyle Log Scale).

(3) "MBF" means thousand board feet.

(4) The commercial acres sold in 1991 were sold for church sites.



                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               The following discussion should be read in conjunction with the Company's historical Consolidated Financial Statements and Pro Forma Consolidated Financial Statements and the Notes thereto included elsewhere in this Information Statement.

General

               Prior to the Distribution Date, the Company has been operated as part of Murphy. The historical financial information presented herein reflects periods during which the Company did not operate as an independent company. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition.


               Deltic is a natural resources company engaged primarily in the growing and harvesting of timber and the manufacture and marketing of lumber. The Company owns approximately 341,000 acres of timberland in Arkansas and northern Louisiana, much of which was acquired in the 1920s. The Company's sawmill operations commenced in 1971 and now consist of two mills, one located at Ola in central Arkansas (the "Ola Mill") and another at Waldo in southern Arkansas (the "Waldo Mill"). The Company also holds a 50-percent interest in a joint venture to manufacture and market medium density fiberboard, which is expected to be operational in early 1998. In addition to its timber and lumber operations, the Company is engaged in a real estate development project in Little Rock, Arkansas, and owns approximately 33,000 acres of farmland.

               The Company's results of operations are affected by several factors, which include general industry conditions, prices for logs and lumber, and other factors such as supply and demand for logs and lumber, competition and seasonality. The primary factors affecting demand for lumber is residential construction activity, including new home construction, and to a lesser extent, home remodeling activity. The worldwide timber supply/demand balance has tightened in recent years and such trend has continued through the first nine months of 1996. This has been the result primarily of a number of factors that have negatively impacted supply. The major factors impacting supply include a significant reduction in the timber harvest from government-owned lands in the western United States and British Columbia due to environmental concerns, reduced exports from Southeast Asia, and a continued decline in harvest levels in Russia.


Results of Operations

               Summary


               Net income for the nine months ended September 30, 1996 was $10.3 million, an increase of $1.1 million from the same period in 1995. For the first nine months of 1996, the Company's net sales increased $2.5 million compared to the same period of 1995, from $62 million to $64.5 million. Improvements in both real estate and agricultural operating results more than offset a decline in forest products operating results, which were impacted by a 19-percent decline in the average sales price for pine sawtimber. Residential lot sales increased from 51 during the first nine months of 1995 to 78 in the same period of 1996, a 53 percent increase. Above-average soybean prices in 1996 benefited farming operating results.


               The Company earned $10 million of consolidated net income in the year ended December 31, 1995 compared to $18.1 million in 1994 and $7.3 million in 1993. Results in 1993 included a $4.1 million after-tax charge related to adoption of two accounting standards. Net sales amounted to $80.7 million in 1995, $92.5 million in 1994, and $69.4 million in 1993.


               The decrease in net income in 1995 was primarily caused by a 12-percent decline in finished lumber sales prices. Lumber prices were adversely affected by a reduction in housing starts and a general slowdown of the economy in 1995. Lumber production at the Company's sawmills increased three percent during the year. Pine sawtimber harvested from the Timberlands declined 12 percent to 35.7 million board feet (Doyle Log Scale) ("MMBF-DS") in 1995 compared to 40.6 MMBF-DS in 1994, which decline was partially offset by a nine-percent increase in average pine sawtimber sales prices from $372 per thousand board feet (Doyle Log Scale) ("MBF-DS") in 1994 to $406 per MBF-DS in 1995. Also, 1995 was unfavorably affected by a reduction in operating income in the real estate and agriculture segments. Residential lot sales declined 56 percent and adverse weather conditions hurt crop yields in 1995.

               The improvement in 1994 earnings compared to 1993 was due to improved operating results in all three of the Company's segments. Harvests of pine sawtimber from the Timberlands increased eight percent in 1994 at a sale price that averaged 20-percent higher than in 1993. Lumber production in 1994 increased 22 percent over 1993 levels primarily due to improved yields which resulted from the upgrade of the Company's Ola Mill completed in 1993. Although sales prices for finished lumber increased eight percent in 1994, sawmill log supply costs increased almost as much during this same period.
The improvement in real estate earnings resulted from an increase in lot sales -- 163 in 1994 compared to 81 in 1993. Favorable weather during the 1994 growing season led to improved crop yields as compared to the prior year's results.

               The following table sets forth the Company's net sales and operating income by segment and net income for the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993:


                                                        Nine Months Ended
                                                          September 30,                      Years Ended December 31,
                                                     -----------------------            -----------------------------------
                                                      1996             1995              1995           1994          1993
                                                     ------           ------            ------         ------        -------
                                                                             (dollars in millions)
Net sales:
 Forest products.............................          $54.0           $55.6              $68.3          $73.7          $57.1
 Real estate.................................            5.1             3.0                4.2            9.6            5.4
 Agriculture.................................            5.4             3.4                8.2            9.2            6.9
                                                      ------          ------             ------         ------        -------
     Net sales...............................          $64.5           $62.0              $80.7          $92.5          $69.4
                                                      ======          ======             ======         ======        =======
Operating income and net income:
 Forest products.............................          $13.1           $14.4              $14.7          $24.8          $18.6
 Real estate.................................            1.5             0.7                1.0            3.7            1.8
 Agriculture.................................            1.4             0.1                0.4            1.9           (0.1)
 Corporate and other.........................           (2.3)           (2.0)              (2.8)          (2.0)          (2.9)
                                                      ------          ------             ------         ------        -------
     Operating income........................           13.7            13.2               13.3           28.4           17.4
Net interest income..........................            2.0             1.8                2.4            1.6            1.0
Other income.................................            1.2             0.1                0.2            0.6            0.1
Income tax expense...........................           (6.6)           (5.9)              (5.9)         (12.5)          (7.1)
Cumulative effect of accounting changes, net.            --             --                 --             --             (4.1)
                                                      ------          ------             ------         ------        -------
     Net income..............................          $10.3            $9.2              $10.0          $18.1           $7.3
                                                      ======          ======             ======         ======        =======



               Nine Months Ended September 30, 1996 Compared With Nine Months Ended September 30, 1995

               Net sales for the nine-month period ended September 30, 1996 amounted to $64.5 million, a four-percent increase over the same period in 1995. Net income for the nine-month period ended September 30, 1996 was $10.3 million compared to $9.2 million in the corresponding period of the prior year. The increase in net income was attributable to improved operating results for the real estate and agricultural segments, which offset lower forest products segment operating results.

               Net sales in the Company's forest products segment totaled $54 million during the first nine months of 1996, a decline of $1.6 million from the same period in 1995. Net sales of pine sawtimber decreased $2.5 million, representing the net impact of a $2.9 million decrease in net sales attributable to a lower average sales price and a $.4 increase in net sales attributable to higher sales volume. Net sales of pine pulpwood and hardwood increased $.4 million in 1996 due to both higher volume and sales price. Net sales of finished lumber increased $.2 million and was equally caused by an increased sales price from $329 per MBF in 1995 to $330 per MBF in 1996 and slightly higher sales volume. All other net sales in the forest products segment increased $.3 million. Pine sawtimber sales prices declined 19 percent in 1996 from $422 per MBF-DS in 1995 to $342 per MBF-DS in the current period. This decline in the price of pine sawtimber was caused by softness in the market for logs and finished lumber due to a continuation of the prior year's decline in new housing starts in the United States. Operating income of $13.1 million for the nine months ended September 30, 1996 was $1.3 million less than the comparable period of 1995, a nine-percent decline. The decline in operating income was primarily attributable to the decline in net sales discussed above, partially offset by lower log costs at the Company's sawmills. The Company's sawmills produced slightly less finished lumber for the nine-month period ended September 30, 1996 with production totaling 107.7 MMBF. The production decline was attributable to an increase in kiln downtime at the Ola Mill. Total production at the Waldo Mill increased slightly from the same period of 1995.

               The Company's real estate operations at Chenal Valley in western Little Rock had net sales of $5.1 million for the nine months ended September 30, 1996, a 70-percent increase from $3 million for the comparable 1995 period. Operating income also increased from $.7 million in the first nine months of 1995 to $1.5 million in the same period of 1996. The increase was attributable to a 53-percent increase in the number of single-family residential lots sold in 1996, 78 lots in the first nine months of 1996 versus 51 in the same period of 1995. The average price of lots sold in the first nine months of 1996 was $55,000, an increase of $1,200 from the average sales price in the prior year. The Company is developing an additional 72 residential lots which will be offered for sale at Chenal in the last quarter of 1996. A 2.1 acre commercial tract was sold during the third quarter of 1996 for $199,500 per acre; no commercial tracts were sold during the nine months ended September 30, 1995.

               Farming operations generated net sales of $5.4 million for the first nine months of 1996, a $2 million increase from the same period in 1995. Operating income also increased from $.1 million for the nine-month period ended September 30, 1995 to $1.4 million for the comparable period of 1996. Higher sales prices for soybeans and corn, in addition to improved yields, in 1996 benefited agricultural results for the first nine months of 1996, compared to hot, dry conditions which adversely affected 1995 crop yields. In 1996 harvests of soybeans increased 48 percent and corn harvested increased 23 percent, while sales prices for soybeans and corn increased 22 percent and 29 percent respectively.


               Corporate operating expense was $2.3 million in the first nine months of 1996 compared to $2 million in the comparable period of 1995, due to increased general and administrative expenses.

               Net interest income increased from $1.8 million in the nine months ended September 30, 1995 to $2 million for the same period in 1996. Interest income earned on interest-bearing amounts due from Murphy increased $.3 million in 1996. Other income of $1.2 million for the first nine months of 1996 was $1.1 million more than the comparable period of 1995, due primarily to a $.7 million gain realized on the sale of approximately 3,200 acres of Arkansas farmland. Income tax expense increased to $6.6 million in 1996 from $5.9 million in 1995 due to a similar increase in pretax earnings. The effective income tax rate was 39 percent in both periods.

               Year Ended December 31, 1995 Compared With Year Ended December 31, 1994

               The Company's 1995 net sales were $80.7 million, a 13-percent decrease from the $92.5 million of 1994. As more fully explained in the following paragraphs, the decline in net sales was primarily related to reductions in the forest products and real estate segments. Net income was $10 million in 1995 compared with $18.1 million in 1994.

               The Company's forest products segment generated net sales of $68.3 million, down seven percent from the $73.7 million in 1994. The $5.4 million decline in forest products net sales was primarily caused by lower finished lumber sales of $5.5 million and lower pine sawtimber sales of $.6 million, partially offset by higher net sales of hardwood and pine pulpwood of $.6 million. The $5.5 million decline in finished lumber net sales represents the net impact of a $6.3 million decrease in net sales attributable to a lower average sales price and a $.8 increase in net sales attributable to higher sales volume. The $.6 million decline in pine sawtimber net sales represents the net impact of a $2 million decrease in net sales attributable to lower sales volume and a $1.4 million increase in net sales attributable to a higher average sales price. Net sales of hardwood and pine pulpwood increased due to higher sales volume. All other net sales in the forest products segment increased $.1 million. Operating income from this segment was $14.7 million in 1995 compared with $24.8 million in the prior year. The decrease in operating income was primarily attributable to a 12-percent decline in average finished lumber sales prices, which adversely affected sawmill margins during the year. Although the Company's sawmills experienced a three-percent increase in production of finished lumber to 140.6 MMBF in 1995, sales prices for finished lumber averaged $318 per MBF as compared to $363 per MBF in 1994, and were adversely affected by a general slowdown in the U.S. economy and a decline nationwide in the number of housing starts as compared to 1994. The Company harvested 35.7 MMBF-DS of pine sawtimber from the Timberlands in 1995, down from 40.6 MMBF-DS in 1994. The Company's sales price for pine sawtimber averaged $406 per MBF-DS in 1995 compared to $372 per MBF-DS in 1994.

               Real estate operations generated net sales of $4.2 million in 1995, down from $9.6 million in the prior year. The decline in net sales was caused by a 56-percent decrease in the number of lots sold from 163 in 1994 to 71 in 1995. Operating income for this segment decreased from $3.7 million in 1994 to $1 million in 1995. Higher interest rates in the United States had an adverse affect on the sale of lots at the Company's Chenal Valley development. The average sales price for lots sold declined from $56,700 in 1994 to $52,900 in 1995. Neither year included sales of commercial acreage. The Company continued to develop acreage in Chenal and readied 137 lots for sale in 1995 versus 61 in 1994.

               Agricultural operations contributed $8.2 million in net sales during 1995, down $1 million from 1994. The decrease in net sales was primarily due to a nine-percent reduction in harvests of cotton in 1995 compared to 1994, along with 30-percent and 27-percent declines in harvests of soybeans and corn, respectively. Operating income also declined from $1.9 million in 1994 to $.4 million in 1995, primarily due to hot and dry conditions during the last half of the 1995 growing season, which adversely affected all crop yields. Region-wide reductions in crop yields did lead to higher average crop prices in 1995, and the Company benefited from higher sales prices for cotton and soybean production.

               Corporate operating expense in 1995 was $2.8 million, an increase of $.8 million from 1994 in which there had been a $1.1 million reduction in administrative expense related to reallocation of certain retirement plan assets among affiliates of Murphy.

               Net interest income during 1995 increased 50 percent to $2.4 million primarily due to higher average interest-bearing amounts receivable from Murphy during the year. Other income decreased from $.6 million in 1994 to $.2 million in 1995 due primarily to a $.6 million gain on a land sale in 1994. The Company's income tax expense declined from $12.5 million in 1994 to $5.9 million in 1995 primarily due to lower pre-tax earnings. The Company's effective income tax rate decreased from 41 percent in 1994 to 37 percent in 1995 due to prior period tax adjustments--a $.3 million credit in 1995 versus a $.5 million charge in 1994.

               Year Ended December 31, 1994 Compared With Year Ended December 31, 1993

               Net sales in 1994 were $92.5 million versus $69.4 million in 1993, up 33 percent. Net income was $18.1 million in 1994 compared to $7.3 million in 1993. Net income in 1993 reflected a $4.1 million after-tax charge related to adoption of two accounting standards.

               Net sales for forest products operations increased 29 percent in 1994 and totaled $73.7 million. This segment's operating income also rose 33 percent from $18.6 million in 1993 to $24.8 million in 1994. Total production from the Company's sawmills was up 22 percent due primarily to an additional shift being added following completion of the Company's Ola Mill upgrade. The average sales price for the Company's finished lumber was $363 per MBF in 1994, an increase of eight percent from 1993. Sawmill operating costs increased $9.2 million during 1994 due primarily to the increased cost of logs. The Company benefited from continued economic prosperity in the United States and from an increase in housing starts in 1994. Lumber prices also were favorably affected during the year by shortfalls in available sawmill feedstocks, primarily due to lower harvests from U.S. government lands in the Pacific Northwest. Pine sawtimber harvested from the Timberlands increased eight percent to 40.6 MMBF-DS and the average sales price rose 20 percent to $372 per MBF-DS.

               The Company's real estate segment contributed net sales of $9.6 million in 1994, up from $5.4 million in 1993. Operating income for this segment more than doubled in 1994 and amounted to $3.7 million. The Company sold 163 single-family residential lots in 1994 at an average price of $56,700, while 81 were sold at an average price of $60,000 in 1993. Neither year included commercial sales.

               Farming operations generated net sales of $9.2 million in 1994, an increase of 33 percent from the previous year. Operating income of $1.9 million in 1994 represented a substantial improvement from the weather-related loss of $.1 million in 1993. Yields in 1994 were improved for all crops.

               Corporate operating expense of $2 million in 1994 was $.9 million less than in 1993 due primarily to an administrative expense reduction of $1.1 million related to reallocation of certain retirement plan assets among affiliates of Murphy in 1994.

               Net interest income increased from $1 million in 1993 to $1.6 million in 1994 due to higher interest-earning receivable balances placed with
Murphy.   Other income was $.6 million in 1994, $.5 million more than in 1993 due primarily to a $.6 million gain on land sales. Income tax expense increased from $7.1 million in 1993 to $12.5 million in 1994, primarily related to improved earnings before income taxes.

Seasonality

               The Company's forest products and agriculture segments are subject to variances in financial results due to several seasonal factors.
The majority of timber sales are generated in the first half of the year due primarily to weather conditions and stronger timber prices. Increased housing starts during the spring usually push lumber prices up and, in turn, can result in higher timber prices. Forestry operations generally incur expenses related to silvicultural treatments which are applied during the fall season to achieve maximum effectiveness. Farming operations do not generate significant sales and operating income until crops are harvested and sold in the second half of the year.

Liquidity and Capital Resources

               Cash Flows and Capital Expenditures


               The Company's net cash provided by operating activities for the nine-month period ended September 30, 1996 totaled $13.6 million, compared with $10.3 million for the same period in 1995. The Company's accompanying Consolidated Statements of Cash Flows identify major differences between net income and cash provided by operating activities. Dispositions of assets provided $2.8 million in the first nine months of 1996, primarily from the sale of approximately 3,200 acres of Arkansas farmland. The noncurrent receivable from Murphy increased by $2.8 million in the first nine months of 1996 and $5.6 million in the same period in 1995. Advances to the joint venture formed to construct and operate a medium density fiberboard plant near El Dorado, Arkansas required cash of $3.2 million during the first nine months of 1996 and is included in other investing activities. Cash required to repay long-term debt amounted to $.4 million in the first nine months of 1996 arising from installment payments on notes used to finance a portion of the Company's timber requirements. Capital expenditures required $5.9 million of cash for the nine months ended September 30, 1996 and $5.8 million in the corresponding period of the prior year. Seller-financed capital expenditures not requiring cash included $5.5 million for timber purchases in the first nine months of 1995.

               During the year ended December 31, 1995, the Company's net cash provided by operating activities totaled $16.9 million, compared with $23.9 million in 1994 and $16.2 million in 1993. The decline in 1995 compared to 1994, and the increase in 1994 compared to 1993, is mainly due to similar variances in net income. Changes in operating working capital other than cash and cash equivalents provided cash of $1.6 million in 1995 and $.2 million in 1994; such changes required cash of $1.8 million in 1993. The noncurrent receivable from Murphy increased by $8.7 million in 1995, $14.7 million in 1994, and $5.5 million in 1993. Cash required to repay long-term debt amounted to $1.6 million in 1995, $.1 million in 1994, and $.4 million in 1993. Larger cash requirements to repay debt in the latest year arose from installment payments on notes used to finance a portion of the Company's timber requirements. Capital expenditures required $7.4 million of cash in 1995, $10.2 million in 1994, and $10.7 million in 1993. Other seller-financed capital expenditures not requiring cash included a land acquisition of $.7 million in 1995, and timber purchases in 1995 and 1994 amounting to $5.5 million and $.1 million, respectively. Total capital expenditures, including those not requiring cash, are presented by segment in the following table for the nine months ended September 30, 1996 and for the years ended December 31, 1995, 1994 and 1993.


                                  Nine Months
                                    Ended
                                 September 30,     Years Ended December 31,
                                 -------------   -----------------------------
                                     1996         1995        1994      1993
                                 -------------   ------      ------    -------
                                                (dollars in millions)

 Forest products.............        $1.1          $7.2        $6.1      $4.6
 Real estate.................         4.2           4.7         3.8       5.7
 Agriculture.................         0.2           0.2         0.3       0.4
 Corporate and other.........         0.4           1.5         0.1        --
                                     ----         -----       -----     -----
                                     $5.9         $13.6       $10.3     $10.7
                                     ====         =====       =====     =====

               Capital expenditures for timber operations included $1.8 million in 1995 and $6.5 million in 1994 for expansion of the Waldo Mill; expenditures in 1993 included $2.3 million related to upgrading the Ola Mill which allowed a more valuable mix of finished lumber to be produced. Timber capital expenditures also included net cash and non-cash costs of $4.5 million in 1995 for purchase of the Company's timber requirements. Capital expenditures for real estate operations related to costs of lot development and construction of infrastructure at Chenal Valley, and a 40-acre land acquisition. Agricultural expenditures are mainly replacements of machinery and equipment. Capital expenditures in 1995 for corporate and other operations consisted of mineral leases acquisitions in Union and Columbia Counties in Arkansas.

               At December 31, 1995 the Company had commitments for capital expenditures in the amount of $11.4 million.


               The Company has been a subsidiary of an integrated oil and gas company. As such, its capital expenditure program has historically been subject to periodic review and adjustment based in part on the operating results of affiliated companies. The Company expects to have capital expenditures of approximately $16 million during 1996, including $7.3 million related to lot development, infrastructure construction, and amenity improvements at Chenal Valley and $3.6 million of the initial stages of a planer upgrade at the Waldo Mill. In addition, the Company has committed to invest $10 million in Del-Tin during late 1996. This investment, along with similar amounts to be invested by the other joint venturer and third-party borrowings, will be used to finance construction of a medium density fiberboard plant near El Dorado, Arkansas.


               Financial Condition


               Working capital was $13.6 million at September 30, 1996, an improvement of $6.8 million since December 31, 1995. The improvement was primarily caused by a decrease in accounts payable of $2.3 million and a $.3 million decrease in the current portion of long-term debt since the prior year end. The change in accounts payable was affected by timing of cash disbursements. The current ratio improved from 1.9 to 1 at December 31, 1995 to 3.4 to 1 at September 30, 1996. The debt to stockholder's equity ratio was .02 to 1 at September 30, 1996, essentially unchanged from December 31, 1995.


               Working capital amounted to $6.8 million and $11.3 million, respectively, at December 31, 1995 and 1994. The Company's current ratio was
1.9 to 1 at the end of 1995 and was 3.4 to 1 at the end of 1994. The major factors causing the $4.5 million decline in working capital in 1995 were an increase in the current portion of long-term debt of $2 million, an increase in accounts payable of $1.4 million, and a reduction in accounts receivable of $l million. The current portion of long-term debt relates to financing a portion of long-term timber requirement purchases. The decline in accounts receivable is primarily due to timing of collection of agricultural products sales.

               Liquidity


               The Company's primary source of liquidity has been internal funds generated by operations. Internal funds are generated by net earnings adjusted by certain non-cash items such as depreciation, amortization, and cost of fee timber harvested, deferred income taxes, and recoveries of development costs on real estate sales. The Company was named as a potential borrower under Murphy's committed credit facilities at September 30, 1996. Such credit facilities will not be available to the Company subsequent to the Distribution. The Company is currently negotiating other credit facilities which are expected to ultimately replace the credit facilities available through Murphy.


               The Company expects that cash flows from operations and borrowings under the anticipated credit facilities described above will be adequate to meet the Company's working capital needs; however, the significant growth plans of the Company's business will require additional capital financing. The Company believes that it will be able to obtain sufficient debt and equity financing on competitive terms for its growth and capital projects, but debt and equity markets may, at any particular time, be unattractive or unavailable to the Company. The Company currently intends to make an offering of $30-40 million of equity of the Company within one year of the Distribution, consistent with representations made to the Internal Revenue Service for purposes of receiving a ruling that the Distribution will qualify as tax-free to Murphy and its stockholders under Section 355 of the Code. The equity may be in the form of Company Common Stock, convertible preferred stock or straight preferred stock, which may be sold to the public or in a private placement to financial institutions depending on the then-existing market conditions. The Company intends to use the proceeds of such offering to finance its growth plans. See "Business--Growth Strategy." There can be no assurance, however, that the Company will be able to successfully complete an offering or otherwise fund its expansion plans. The successful completion of such offering will depend on the facts and circumstances at that time relating to market conditions, the Company's financial condition and capital needs, and the availability and cost of suitable acquisitions and other expansion opportunities. The inability to obtain necessary capital could limit the Company's ability to fully implement its growth strategy.


                Since the mid-1980's, Deltic has transferred excess cash generated by operations above its operating and capital needs to Murphy.
Since December 31, 1992, the Company has transferred to Murphy under this arrangement $31.7 million of net available excess funds generated from operations. Such transfers have given rise to a net noncurrent, interest-bearing receivable from Murphy of $34.4 million at September 30, 1996. This receivable from Murphy is expected to be settled prior to the Distribution. The settlement is expected to entail a combination a $17 million dividend by the Company to Murphy and a repayment by Murphy to the Company to the extent of the remaining receivable. As a result, the Company will no longer generate interest income from such intercompany receivable from Murphy after the Distribution.


Other Matters

               General inflation has not had a significant effect on the Company's operating results during the three years ended December 31, 1995. The Company's timber operations are more significantly impacted by the forces of supply and demand in the southern United States than by changes in inflation. Sales of real estate are affected by changes in the general economy and long-term interest rates.

               As shown in the Pro Forma Consolidated Financial Statements, the Company expects that operating expenses will increase when Deltic operates as an autonomous entity, rather than as a wholly owned subsidiary of Murphy.


                                   BUSINESS

Introduction


               Deltic is a natural resources company engaged primarily in the growing and harvesting of timber and the manufacture and marketing of lumber. The Company owns approximately 341,000 acres of timberland in Arkansas and northern Louisiana (the "Timberlands"), much of which was acquired in the 1920s. The Company's sawmill operations commenced in 1971 and now consist of two mills, one located at Ola in central Arkansas and another at Waldo in southern Arkansas. The Company also holds a 50-percent interest in a joint venture to manufacture and market medium density fiberboard, which is expected to be operational in early 1998. In addition to its timber and lumber operations, the Company is engaged in a real estate development project in Little Rock, Arkansas, and owns approximately 33,000 acres of farmland.


               The Company believes that its primary strengths are its strategically located Timberlands, its efficient sawmill operations, its experienced management team and its capacity to pursue a timber-based acquisition strategy.

               The Timberlands consist primarily of Southern Yellow Pine. Management considers the Timberlands to be the Company's most valuable assets, and the harvest of this stumpage to be the Company's most significant source of income. Estimated pine sawtimber inventory as of December 31, 1995 was 8.1 million tons. The southern United States, in which all of the Company's operations are located, is a major timber and lumber producing region. Although there can be no assurance, management expects that the southern U.S. timber resource will be subject to particularly strong demand in the future and believes that the South will have a strategic advantage over other U.S. timber producing regions due to regulatory, geographic and other factors. Unlike other major timber-producing areas in North America, most timber acreage in the southern United States is privately held, rendering it potentially available for acquisition. The Company's current growth strategy emphasizes a significant timberlands acquisition program in such region, which will facilitate an increase in harvest levels.

               The Company harvests timber from the Timberlands in accordance with its harvest plans and either sells timber in the domestic market or converts timber to lumber in its sawmills. In 1995, the Company harvested approximately 268,000 tons of pine sawtimber from the Timberlands. The Company's two sawmills employ modern technology in order to improve efficiency, reduce labor costs, maximize utilization of the timber resource and maintain high-quality standards of production. In addition, each sawmill is strategically located near significant portions of the Timberlands. In 1995, the Company's sawmills processed approximately 671,000 tons of timber, some of which came from the Timberlands and the remainder of which was obtained from public and private landowners. The Company selects logs for processing in its sawmills based on size, grade and the then prevailing market price. The Ola Mill is equipped for maximum utilization of smaller diameter logs, while the Waldo Mill can process both smaller and larger diameter logs. Approximately $15 million has been invested in upgrades of the two sawmills over the past five years, expanding both production and product lines. Combined annual capacity is currently 165 MMBF. The Company's sawmills produce a wide variety of products, including dimension lumber, boards, timbers and decking. The lumber is sold primarily to wholesalers and treaters in the South and Midwest and is used in residential construction, roof trusses, laminated beams and remanufactured items.

               Deltic owns a 50-percent interest in Del-Tin Fiber L.L.C. ("Del-Tin"), a joint venture with Temple-Inland Forest Products Corporation, to manufacture and market medium density fiberboard ("MDF"). The plant will be located near El Dorado, Arkansas. Construction commenced in mid-1996, with initial production scheduled for early 1998. MDF, which is used in the furniture, flooring and molding industries, is manufactured from sawmill residuals such as chips, shavings, and sawdust held together by an adhesive bond. The plant is designed to have an annual production capacity of approximately 150 million square feet ( 3/4" basis), making it one of the largest of its type in the world. The plant is also expected to add value to and provide an additional outlet for wood chip production from the Waldo Mill.

               The Company's real estate operations ("Chenal Valley") were started in 1985 to take advantage of timberland strategically located in the growth corridor of Little Rock, Arkansas. Since that time, the Company has been developing a 4,300-acre planned community centered around a Robert Trent Jones, Jr. designed golf course. The property is being developed in stages, and real estate sales to date have consisted primarily of residential lots. Commercial development began in 1996 with the construction of a Deltic-owned, 50,000 square-foot office building, half of which has been leased to General Motors Acceptance Corporation.


               The Company owns 33,000 acres of farmland in northeastern Louisiana. Approximately 23,000 acres of the total are farmed by Deltic, while the remaining 10,000 acres are rented to third parties. The primary crops are cotton, soybeans, corn, wheat, and rice.


               The Company was incorporated in September 1996 and, prior to the Distribution, will become the successor to Deltic Farm & Timber Co., Inc., an Arkansas corporation.

Timber Industry Overview

               The demand for, and prices of, logs and manufactured wood products depend upon international and domestic market forces, the value of the U.S. dollar in foreign exchange markets, competition and other factors.
In particular, the demand for logs and various commodity wood products, including dimension lumber and boards, is affected by the level of residential construction activity. Residential construction activity is subject to cyclical fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions and other economic and demographic factors. Reductions in levels of residential construction activity are generally followed by declining lumber prices, which are ordinarily followed by declining log prices within two or three months.


               The worldwide timber supply/demand balance has tightened in recent years and such trend has continued through the first nine months of 1996. This has been the result primarily of a number of factors that have negatively impacted supply. The major factors impacting supply include a significant reduction in the timber harvest from government-owned lands in the western United States and British Columbia due to environmental concerns, reduced exports from Southeast Asia, and a continued decline in harvest levels in Russia.


               The southern United States, in which all of the Company's operations are located, is a major timber and lumber producing region. There are an estimated 209 million acres of timberland in such region, of which approximately 91 million represent softwood, predominately Southern Yellow Pine. Unlike other major producing areas in North America, most of this acreage is privately held. The estimated breakdown of ownership of softwood timberland in the southern United States is 61-percent private, 28-percent forest products industry, 7-percent national forest, and 4-percent other public. Although there can be no assurance, management anticipates that the southern U.S. timber resource will be subject to particularly strong demand in the future and believes that the South will have a strategic advantage over other U.S. timber producing regions due to regulatory, geographic and other factors.

The Timberlands

               The Company owns 341,000 acres of timberland, primarily consisting of Southern Yellow Pine, in Arkansas and northern Louisiana. Management considers the Timberlands to be the Company's most valuable assets, and the harvest of this stumpage to be the Company's most significant source of income. The following table provides a breakdown of the acreage at year-end 1995:


                         Timberland                          Acres
                         ----------                          -----

     Pine Plantation (<15 years old)....................       79,594
     Pine Forest.......................................      223,366
     Hardwood Forest...................................       33,740
     Other.............................................        4,389
                                                             -------
     Total.............................................      341,089
                                                             =======

               Timber Inventory.   The Company's  estimated standing timber
inventories on this acreage are calculated for each tract by utilizing growth formulas based on representative sample tracts and tree counts for various diameter classifications. The calculations of pine inventories are subject to periodic adjustments based on sample cruises or actual volumes harvested from related tracts. The hardwood inventories shown in the following table are only approximations, so physical quantities of such timber may vary significantly from these approximations. Estimated inventory of standing timber as of December 31, 1995 was as follows:


                                                         Estimated
                                                          Volume
                           Timber                       (000s tons)
                           ------                        ----------

          Pine sawtimber...........................        8,063
          Hardwood sawtimber.......................        1,219
          Pine pulpwood............................        3,911
          Hardwood pulpwood........................        1,162


               The majority of products manufactured from pine sawtimber, such as dimension lumber, boards and timbers, are used in residential construction. The hardwood sawtimber is sold to third parties and is primarily used in the production of railroad ties, flooring and pallets. Pulpwood consists of logs with a diameter of less than nine inches. Both pine and hardwood pulpwood are chipped by the Company or third parties for use in the manufacture of paper. In the future, the Company expects to sell certain of its residual wood products to Del-Tin for the production of MDF. See "--Growth Strategy."

               Timber Growth. Timber growth rate is a very important variable for a forest products company as it ultimately determines how much timber can be harvested. A higher growth rate permits larger annual harvests as replacement timber regenerates or unharvested timber grows more quickly. Growth rates vary depending on species, location, age and forestry practice. The annual growth rate for the Company's Timberlands is on average approximately four percent per annum of standing inventory.

               The Company's Timberlands are well diversified by age distribution. A significant portion of the Timberlands contains mature timber that is ready to be harvested in the next several years. The Company considers a 30 to 35-year rotation optimal for most of the Timberlands.
Timber under 15 years of age is generally considered premerchantable.

               Access. Substantially all of the Timberlands are accessible by a system of low-maintenance roads. The Company generally uses third-party road crews to conduct construction and maintenance and the Company regularly exchanges access easements and cooperates with the U.S. Forest Service.


               Reforestation. The Company owns and operates a seed orchard. Seeds from such orchard are grown by third parties under contract with the Company for the purposes of producing genetically superior seedlings for planting. Genetically superior seedlings are developed through selective cross-pollination to produce trees with preferred characteristics, including higher growth rates, fewer limbs, straighter trunks and greater resistance to disease. The seedlings are introduced to the Company's Timberlands by means of selective planting in all-aged stands or, in the case of a regeneration harvest, the site is completely replanted with these superior seedlings. The Company meets or exceeds in all material respects the reforestation recommendations of the Arkansas Forestry Commission's Best Management Practices.

               Harvest Plans. Management views the Timberlands as assets with substantial inherent value apart from the sawmills and intends to manage the Timberlands on a basis that permits regeneration of the Timberlands over time. During the next several years, certain of the Timberlands are expected to be harvested at accelerated levels compared to recent years. However, the Company intends to continue to manage the Timberlands on a sustainable yield basis and has no plans to harvest timber at levels that exceed growth. Under the current plan, the Company intends to increase its harvest level to 353,000 tons of pine sawtimber in 1997, an increase of 24 percent over 1996 levels. See "--Growth Strategy."


                The Company's harvest plans are generally designed to project harvest schedules for ten-year periods. In addition, harvest plans are updated at least annually and reviewed on a monthly basis to monitor performance and to make any necessary modifications to the plans in response to changing forestry conditions, market conditions, contractual obligations, regulatory limitations and other relevant conditions. Development of annual harvest plans begins approximately one year in advance and is completed by mid-October of the calendar year preceding the period covered by the plans.

               Since harvest plans are based on projections of demand, price, availability of timber from other sources and other factors that may be outside of the Company's control, actual harvesting levels may vary. Management believes that the Company's harvest plans, which are reviewed monthly and revised at least annually, are sufficiently flexible to permit modification in response to fluctuations in the markets for logs and lumber.

Timber Resource Management

               The Company's timber operations involve forest management, harvesting operations and ongoing reforestation. Forest management decisions are based upon information which includes site indices, classification of soils, the types and number of trees by size and age classification and stocking per acre, as well as information on forest management costs. From this data, the Company develops its annual harvest plans, which are based upon silvicultural considerations and existing and expected future economic and market conditions, with a view toward maximizing the value of its timber and timberland assets over time.

               Particular forestry practices vary by geographic region and depend upon factors such as soil productivity, weather, terrain, tree size, age and stocking. Forest stands are thinned periodically to improve growth and stand quality until they are harvested. Different areas within a forest may be planted or seeded in successive years to provide a distribution of age classes within the forest. A distribution of age classes will tend to provide a regular source of cash flow, as the various timber stands reach harvestable age.

               The timing of harvest of merchantable timber depends in part on growth cycles and in part on economic conditions. Growth cycles for timber tend to change over time as a result of technological and genetic advances that improve forest management practices. The Company will continue to develop its forest management operations to take advantage of such advances and to improve timber yields.

               The Company actively utilizes commercial thinning timber management practices. In the context of long-term value maximization, commercial thinning can be a worthwhile investment. The Company has found that such thinning improves the overall productivity of the Timberlands by enhancing the growth of the remaining trees. In addition to enhancing growth, commercial thinning also generates revenues.

Sawmills

               The Company's two sawmills are located at Ola in central Arkansas and at Waldo in southern Arkansas near significant portions of the Timberlands. The Ola Mill is equipped for maximum utilization of smaller diameter logs, while the Waldo Mill can process both smaller and larger diameter logs. Approximately $15 million has been invested in the two sawmills over the past five years, expanding both production and product lines. Combined annual capacity is currently 165 MMBF.

               The Company employs modern technology in its sawmills in order to improve efficiency, reduce labor costs, maximize utilization of the timber resource and maintain high-quality standards of production. Recent upgrades to the Company's sawmills have expanded and diversified the output of the mills. An expansion of the Waldo Mill, including the conversion of four existing kilns to steam-dry and the addition of two steam-dry kilns, two boilers and a band mill, was completed in the third quarter of 1995. The expansion provides the Company the product flexibility needed to extract maximum value from each log processed, and also has enabled the Company to enter the export market in 1996. Replacement of the planing mill at the Waldo Mill is scheduled to be completed in 1997. The Company also intends to install a finger jointing operation in 1997 at the Waldo Mill. A sorter system upgrade at the Ola Mill was completed in 1996.

               The Company pursues waste minimization practices at its sawmills. Sawdust, shavings and wood chips are usually sold to paper mills, and bark is frequently sold to cogeneration plants for use as fuel. Bark, sawdust, shavings and wood chips that cannot be sold are used as "hog fuel" to fire the boilers that heat the drying kilns. In the future, the Company expects to sell a significant portion of its residue wood chips to Del-Tin pursuant to a fiber supply agreement. The Del-Tin MDF facility is expected to be operational in early 1998.

               Each mill facility has the capability to ship its lumber by truck or rail.

               While the cyclicality of the lumber market may from time to time require the interruption of operations at one or both of the Company's sawmills, a suspension of milling activities is unusual. Management is not currently anticipating any interruption of operations at the Company's sawmills, but no assurance can be given that market conditions or other factors will not render such an action economically advisable in the future.

Growth Strategy

               The Company's current strategy for growth emphasizes: (i) a significant timberland acquisitions program, which will facilitate an increase in harvest levels and (ii) expansion into engineered wood products.

               Timberland Acquisitions and Increase in Harvest Levels. The Company plans to combine a timberland acquisitions program with greater utilization of even-aged management, the land management technique described below. This combination will enable the Company to increase harvest levels while expanding its timber inventory. In addition, it will allow the Company to maintain or increase its level of self-sufficiency (its ability to fulfill its requirements for harvested timber from its own timberlands) as it is expanding lumber production.

               Timberland acquisitions are necessary for continued growth in harvest levels over the long term. The Company intends to focus such acquisitions program on timberlands in the southern United States that range from fully stocked to cut over tracts. Timberland in the southern United States is 61-percent owned by private landowners, rendering it potentially available for acquisition. In particular, the Company plans to fill a niche in the acquisition market by pursuing tracts that are too small to be of interest to the major companies but too large for the small private companies and individual investors to finance. There can no assurance that timber properties suitable for acquisition will be identified by the Company, or that once identified, such properties will ultimately be acquired by the Company.

               The Company currently anticipates a gradual conversion, beginning in 1997, of a portion of the Timberlands to even-aged management. This land management technique involves the cutting of timber tracts and the replacement of the harvested timber with better, faster growing seedlings. Even-aged management reduces the time required to reach full stocking, accelerates the introduction of genetically superior seedlings, and results in harvest rotations substantially shorter than those required under the presently employed all-aged management technique. While shorter rotations yield sawlogs with a reduced diameter, engineered wood products are increasingly being substituted for long and wide lumber in many applications thereby reducing the premium for large diameter logs. The vast majority of Timberlands, however, will remain in all-aged forestry management.

               Engineered Wood Products. Engineered wood products ("EWPs") are structural products made from lumber, roundwood or residue materials produced by wood processing operations. These materials are then adhered together with an adhesive agent to produce products with specific definable mechanical properties. Examples of EWPs include MDF, particleboard, laminated veneer lumber, wood I-joists, laminated beams, plywood and oriented strandboard. EWPs offer certain advantages over conventional lumber products, including (i) a competitive price relative to lumber, (ii) a more consistent range of performance and (iii) in certain cases, an ability to more effectively implement certain complex construction features.

               The Company's 50-percent interest in Del-Tin will permit expansion of the Company's business into the EWPs market. Del-Tin is a joint venture with Temple-Inland Forest Products Corporation to manufacture and market MDF. The plant will be located near El Dorado, Arkansas. Construction
commenced in mid-1996, with initial production scheduled for early 1998.   The
plant is designed to have an annual production capacity of 150 million square feet ( 3/4" basis), making it one of the largest of its type in the world. MDF, which is used in the furniture, flooring and molding industries, is manufactured from sawmill residuals such as chips, shavings, and sawdust held together by an adhesive bond. Although the technology has existed for decades, recent improvements in the manufacture of MDF have increased both the quality and consistency of the product. MDF, with its "real wood" appearance and ability to be finely milled and accept a variety of finishes, competes in the structural panel market against lumber. In addition to providing an entry into the MDF market, the Del-Tin project is expected to provide an outlet for a significant portion of the Company's wood chips. Pursuant to a fiber supply agreement, the Company has agreed to sell, and Del-Tin to buy, all residue wood chips from the Waldo Mill.
In addition, Del-Tin has an option to purchase residue wood chips from the Ola Mill and roundwood chips, shavings and sawdust from the Waldo Mill.

               Management intends to explore additional opportunities for further expansion into engineered wood products.

Raw Materials

               Logs processed by the Company's sawmills in 1995 totaled 671,000 tons, and were obtained from the Timberlands and also purchased from public and private landowners. In 1995, the Company harvested 268,000 tons of pine sawtimber from the Timberlands.

               Various factors, including environmental and endangered species concerns, have limited, and will likely continue to limit, the amount of timber offered for sale by United States government agencies. Because of this reduced availability of federal timber for harvesting, the Company believes that its supply of timber from the Timberlands is a significant competitive advantage. The Company has historically supplied a significant portion of the timber processed in the sawmills from its Timberlands.


               In order to operate its sawmills economically, the Company relies on purchases of timber from third parties to supplement its own timber harvests from the Timberlands. The Company has an active timber procurement department for each of its sawmills. As of September 30, 1996, the Company had under contract approximately 286,000 tons of timber on land owned by other parties (including the U.S. Forest Service), which is expected to be cut in the next three years. During the nine months ended September 30, 1996, the Company harvested third-party stumpage or purchased logs from third parties totaling 428,000 tons. Of this volume, purchases from the U.S. Forest Service during this period represented seven percent. The balance of such purchases was acquired from private lands.


               As a result of the reduced availability of federal timber, demand for privately owned timber has increased (along with prices), and the Company has increased and foresees further increases in its harvesting and purchasing activities from private timberlands. A number of these private timber sources only occasionally sell their timber commercially, but have been prompted to do so by rising prices. The Company's sources of private timber are many and diverse. The key factors in a landowner's determination of whether to sell timber to the Company are price, the Company's relationships with logging contractors and the ability of the Company to demonstrate the quality of its logging practices to adjacent landowners. As a result, a landowner will be much more likely to sell his timber to a forest products company whose own land has been responsibly managed and harvested. There is a substantial amount of other private timber acreage in proximity to the Company's sawmills.

Products and Competition

               The Company's principal products are timber, lumber products and residual wood products.


               Timber. Timber harvested from the Timberlands is utilized by the Company's sawmills or sold to third parties. The Company's timber sales to third parties accounted for approximately 14 percent, 14 percent, 17 percent and 15 percent of net sales in 1993, 1994, 1995 and the first nine months of 1996, respectively.


               The Company competes in the domestic timber market with numerous private industrial and non-industrial land and timber owners. Competitive factors with respect to the domestic timber market generally include price, species and grade, proximity to wood consuming facilities and ability to meet delivery requirements.


               Lumber Products.    The Company's mills produce a wide variety
of products, including dimension lumber, boards, timbers and decking. The lumber is sold primarily to wholesalers and treaters in the South and Midwest and is used in residential construction, roof trusses, laminated beams and remanufactured items. During 1993, 1994, 1995, and the first nine months of 1996, lumber sales accounted for approximately 56 percent, 54 percent, 55 percent and 56 percent, respectively, of net sales.


               The forest products market is highly competitive with respect to price and quality of products. In particular, competition in the commodity-grade lumber market in which the Company competes is primarily based on price. The Company competes with several major forest products companies operating in Arkansas, many of which have significantly greater financial resources than the Company, as well as privately-held lumber producers. In addition, management expects the Company's products to experience increased competition from engineered wood products and other substitute products. Due to the geographic location of the Timberlands, its high-quality timber, its active timber management, its strategically located sawmills, its efficient sawmill operations and its highly motivated workforce, the Company has in the past been able to compete effectively.


               Chips. The Company's sawmills produce wood chips as by-products of the applicable conversion process. Chips are typically sold to paper mills. During the nine months ended September 30, 1996, the Company's sawmills produced 227,400 tons of wood chips. During 1993, 1994, 1995 and the first nine months of 1996, sales of wood chips and other by-products of the Company's sawmills accounted for 11 percent, 10 percent, 11 percent and 9 percent, respectively, of the Company's net sales. In the future, the Company expects to sell certain of its residual wood products to Del-Tin for the production of MDF. See "--Growth Strategy."


Real Estate Operations


               The Company's Chenal Valley real estate operations were started in 1985 to take advantage of timberland strategically located in the growth
corridor of Little Rock, Arkansas.   Since that time the Company has been
developing a 4,300-acre planned community centered around a Robert Trent Jones, Jr. designed golf course. The golf course was completed in 1990. The property has been developed in stages, and real estate sales to date have consisted primarily of residential lots.

               In connection with its residential development activities, the Company entered into an agreement with the Chenal Country Club (the "Club"), whereby the Company developed the above-described golf course, a clubhouse and related facilities (collectively, the "Club Facilities") for use by club members, and the Club agreed to purchase the Club Facilities with payments to be made on specified terms through 1999. The Company has a made a proposal to the Club for restructuring the existing agreement. Pursuant to the proposal, the Company would retain ownership of the Club Facilities, and the Club members would make ongoing membership fee payments to the Company. In addition, the Company would agree to undertake substantial remodeling and expansion of the Club Facilities. The proposal was endorsed by the Club's Board of Directors and has been submitted to the Club members for approval. There can be no assurance that such approval will be obtained.

               Commercial development began in 1996 with the construction of a Deltic-owned office building. The building has two-stories and 50,000 square feet of office space, 25,000 square feet of which are leased to General Motors Acceptance Corporation for a term of five years with options to renew for an additional 15 years. Residential development and infrastructure investment are expected to result in additional commercial activity.

               Infrastructure and other improvements to support the development and sale of residential and commercial property are provided by the Company and/or through Real Property Improvement Districts. Such properties are developed only when sufficient demand exists and all infrastructure is completed as of such time. Future infrastructure investments are necessary only for the development and sale of additional property.

               The combination of a number of factors have added significant value to the undeveloped portion of the Company's property. Such factors include the overall success of Chenal Valley as a residential development and its image as one of the premier developments in Arkansas, the continued westward growth of Little Rock, the Company's investment in infrastructure in the area, and the established residential base which is now large enough to support substantial commercial development. Management expects the undeveloped portion of Chenal Valley will provide growth and development opportunities in the future.

               The table below summarizes developed and undeveloped tracts at September 30, 1996:


                                               Developed       Undeveloped
                                           -----------------   -----------
                                           Sold       Unsold
                                          -------     ------
Residential:
   Lots................................       688       188       3,080
   Average price ($/lot)...............    55,000
Commercial:(1)
   Acres...............................         2        13         612
   Average price ($/acre)..............   199,500

__________
(1) Excludes GMAC Building, church sites, "green" areas and school sites.


               Of the 688 residential lots that have been sold, construction has been completed on approximately 550 and is currently ongoing on approximately 65. The Company has not been engaged in the construction of residences on such lots.


Farming


               Deltic owns 33,000 acres of farmland in northeastern Louisiana. Approximately 23,000 acres of the total are farmed by Deltic, while the remaining 10,000 acres are rented to third parties. The primary crops are cotton, soybeans, corn, wheat, and rice.

Environmental Matters

               The Company is subject to extensive and changing federal, state and local environmental laws and regulations relating to the protection of human health and the environment, including laws relating to air and water emissions, the use of pesticides and herbicides on the farm and Timberlands, regulation of "wetlands" and the protection of endangered species and is subject to requirements which may be imposed by applicable federal, state and local environmental agencies. Environmental legislation and regulations and the interpretation and enforcement thereof are expected to become increasingly stringent. The Company has made and will continue to make non-material expenditures to comply with such requirements in the ordinary course of its
operations.   Liability under certain environmental regulations may be imposed without regard to fault or the legality of the original actions, and may be joint and several with other responsible parties. As a result, in addition to ongoing compliance costs, the Company may be subject to liability for activities undertaken on its properties prior to its ownership or operation and by third parties, including tenants. The Company currently leases the rights to drill for oil and gas on some of its lands to third parties. Pursuant to these leases, the lessee indemnifies the Company from environmental liability relating to the lessee's operations of the wells. Based on its present knowledge, including the fact that the Company is not currently aware of any facts that indicate that the Company will be required to incur any material costs relating to environmental matters, and currently applicable laws and regulations, the Company believes that environmental matters are not likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity.


               In addition, the federal Endangered Species Act protects species threatened with possible extinction and restricts timber harvesting activities on private and federal lands. Certain of the Company's Timberlands are subject to such restrictions due to the presence on the lands of the Red Cockaded Woodpecker, a species protected under the Act. There can be no assurance that the presence of this species or the discovery of other protected species will not subject the Company to future harvesting restrictions. However, based on the Company's knowledge of its Timberlands, the Company does not believe that its ability to harvest its Timberlands will be materially adversely effected by the protection of endangered species.

Litigation

               There are no material legal proceedings pending against the Company.

Employees


               As of September 30, 1996, the Company had 350 employees.



                                  MANAGEMENT

Structure of Company's Board of Directors


               The Company will amend its Certificate of Incorporation prior to the Distribution to provide for a classified board of directors consisting of nine directors (as indicated in the table below). The Company Board will be divided into three classes of directors. The term of office of the first class ("Class I") expires at the 1997 annual meeting, the term of office of the second class ("Class II") expires at the 1998 annual meeting and the term of office of the third class ("Class III") expires at the 1999 annual meeting. At each annual meeting held thereafter, a class of directors will be elected for a three year term to replace the class whose term has then expired. See "Certain Statutory, Charter and Bylaw Provisions and Rights Agreement--Classified Board of Directors."

               The Company Board further expects to establish an Audit Committee, an Executive Committee, a Nominating Committee and an Executive Compensation Committee following the Distribution.


Directors and Executive Officers

               The following tables set forth certain information concerning the directors and executive officers of the Company who will be serving or in office as of the Distribution Date.

       Name                   Age             Position
       ----                   ---             --------


Robert C. Nolan                55      Chairman of the Board (Class I)
O.H. Darling, Jr.              68      Director (Class III)
Eric M. Heiner                 51      Director (Class II)
Rev. Christoph Keller, III     41      Director (Class III)
Alex R. Lieblong               46      Director (Class I)
R. Madison Murphy              38      Director (Class III)
William L. Rosoff              50      Director (Class II)
John C. Shealy                 68      Director (Class II)
Ron L. Pearce                  55      President, Chief Executive Officer and
                                       Director (Class I)
Emily R. Evers                 46      Controller
W. Bayless Rowe                44      General Counsel and Secretary
Clefton D. Vaughan             55      Vice President, Finance and
                                         Administration


               Robert C. Nolan will serve as Chairman of the Board of the Company as of the Distribution. For the past five years, Mr. Nolan has been Managing Partner of Munoco Company, an Arkansas partnership principally engaged in the exploration for and production of oil and gas. Mr. Nolan is a director of First United Bancshares, Inc. and First National Bank of El Dorado.


               O.H. Darling, Jr. will serve as a director of the Company as of the Distribution. Mr. Darling was Division Manager, Crossett Division, Georgia Pacific Corporation from 1978 until his retirement in April 1994.

               Eric M. Heiner will serve as a director of the Company as of the Distribution. Since 1975, Mr. Heiner has been involved in real estate development and investments.

               Rev. Christoph Keller, III will serve as a director of the Company as of the Distribution. Rev. Keller has been a clergyman since 1982 and the Vicar of St. Margaret's Episcopal Church in Little Rock, Arkansas since June 1990. Rev. Keller is also Chairman of Inglewood Land and Development Company of Alexandria, Louisiana.

               Alex R. Lieblong will serve as a director of the Company as of the Distribution. Since 1987, Mr. Lieblong has been Branch Manager, Corporate Vice President of PaineWebber, Inc.

               R. Madison Murphy will serve as a director of the Company as of the Distribution. Since October 1994, Mr. Murphy has been Chairman of the Board of Murphy. Prior to such time, Mr. Murphy served as Executive Vice President and Chief Financial and Administrative Officer of Murphy (from March 1992 to October 1994, with the Chief Administrative position added in February
1993), Vice President of Planning of Murphy (February 1988 to March 1992) and Treasurer of Murphy (July 1990 to August 1991). Mr. Murphy is also a director of First United Bancshares, Inc. After the Distribution, Mr. Murphy will continue to serve as Chairman of the Board of Murphy and will receive compensation from Murphy for such services. Mr. Murphy will also receive compensation from the Company pursuant to the Company's compensation policy for directors.

               William L. Rosoff will serve as a director of the Company as of the Distribution. Since 1985, Mr. Rosoff has been a partner of Davis Polk & Wardwell, a law firm which has represented Murphy in various corporate matters. Davis Polk & Wardwell has advised Murphy and the Company in connection with the Distribution. Deltic expects to continue to retain the services of Davis Polk & Wardwell following the Distribution.

               John C. Shealy will serve as director of the Company as of the Distribution. Mr. Shealy was Vice President and General Manager, Southern Region of Willamette Industries, Inc. from 1981 until his retirement in 1994. Mr. Shealy is also Chairman of American Bank of Ruston, Louisiana.


                Ron L. Pearce will serve as President and Chief Executive Officer and a director of the Company as of the Distribution. Since June 1993, Mr. Pearce has been President of Deltic Farm & Timber Co., Inc., the predecessor corporation to the Company ("Deltic Farm & Timber"). Prior to such time, Mr. Pearce was Manager of Operations and Planning for Deltic Farm & Timber, a position he held beginning in February 1991.

               Emily R. Evers will serve as Controller of the Company as of the Distribution. Since 1989, Ms. Evers has been Controller of Deltic Farm & Timber.


               W. Bayless Rowe will serve as General Counsel and Secretary of the Company as of the Distribution. Since 1988, Mr. Rowe has been Secretary and General Attorney of Murphy.

               Clefton D. Vaughan will serve as Vice President, Finance and Administration of the Company as of the Distribution. Since October 1994, Mr. Vaughan has been Vice President of Murphy, a position he also held from 1989 through October 1992. From October 1992 to October 1994, Mr. Vaughan was Vice President of Murphy Exploration & Production Company.


               Mr. Nolan, Mr. Murphy and Rt. Rev. Keller are first cousins. Mr. Heiner is married to a first cousin of Messrs. Nolan and Murphy and Rt. Rev. Keller.


Compensation of Directors

               Directors who are not employees of the Company will be paid an annual retainer fee of $16,000, a $1,000 fee for each meeting attended of the Company Board and a $500 fee for each meeting attended of any committee thereof.


Executive Compensation


               The following sets forth the compensation earned by the Company's President for the year ended December 31, 1995 (in such capacity, a "Named Executive Officer"). No other executive officer of the Company received more than $100,000 in annual compensation from the Company during such period.



                                         Long-Term
                                       Compensation Awards
                                     ------------------------
                                                   Securities
Name and                             Restricted    Underlying  All other
Position         Salary(1)   Bonus   Stock Awards  Options(2)  Compensation(3)
---------        ---------   -----   ------------  ----------  ---------------
Ron L. Pearce    $126,250    $  --        --         5 ,000         $5,407
President

__________
(1) Includes amounts of cash compensation earned and received by Mr. Pearce as well as amounts earned but deferred at his election.

(2) Represents options to purchase Murphy Common Stock. See "Option and Restricted Stock Grants."

(3) Represents $1,625 in dividends on restricted shares of Murphy Common Stock, $3,158 in contributions pursuant to the Thrift Plan for Employees of Murphy Oil Corporation and $624 in a benefit attributable to a Murphy-sponsored term life insurance policy. Cash dividends are paid on restricted stock at the same rate paid to all other holders of Murphy Common Stock. See "Option and Restricted Stock Grants."


Option and Restricted Stock Grants

               Several of the Company's employees, including Ron L. Pearce, have been awarded options to purchase shares of Murphy Common Stock, as well as restricted shares of Murphy Common Stock, under Murphy's 1992 Stock Incentive Plan (the "Murphy Stock Incentive Plan"). Options granted under this plan vest in two equal installments on the second and third anniversaries of the date of grant. In connection with the Distribution, the Executive Compensation and Nominating Committee of Murphy's Board of Directors (the "Murphy Compensation Committee") has determined to treat each employee of the Company who holds options under the Murphy Stock Incentive Plan as if such employee had retired from Murphy as of the Distribution Date. As a result, all such options which are not vested, as of the Distribution Date, will be forfeited by the Company employees. Company employees will have two years from the Distribution Date in which to exercise their vested options.


               During the fiscal year ended December 31, 1995, Mr. Pearce was awarded options to purchase 5,000 shares of Murphy Common Stock, under the Murphy Stock Incentive Plan. The exercise price for such options was $43.9375 per share. As of the Distribution Date, these options will not have vested; accordingly, these options will be forfeited.


               The value of each award of restricted stock under the Murphy Stock Incentive Plan is based on a five-year performance period commencing with the year of award, during which recipients are entitled to full voting and cash dividend rights. Of each award, the number of shares to which participants ultimately become entitled depends on the total return to Murphy's stockholders in comparison to a peer group of companies over the applicable five-year performance period. In connection with the Distribution, the Murphy Compensation Committee has determined to treat each employee of the Company who holds restricted stock under the Murphy Stock Incentive Plan as if such employee had retired from Murphy as of the Distribution Date. As a result, the number of restricted shares held by each Company employee will be reduced pro-rata for the actual time of employment by Murphy of that employee during each performance period. The number of shares earned by Company employees with respect to each award will be determined at the end of the relevant performance period. Holders of restricted shares of Murphy Common Stock will not receive shares of Company Common Stock in connection with the Distribution. Instead, the Murphy Compensation Committee has determined to substitute shares of Murphy Common Stock of equivalent value for the shares of Company Common Stock that would otherwise have been received by holders of such restricted shares in connection with the Distribution.

               During the fiscal year ended December 31, 1995, no awards of restricted shares of Murphy Common Stock were made under the Murphy Stock Incentive Plan.


               Prior to the Distribution, the Company expects to establish a new stock-based management incentive plan for its key employees. The plan will likely provide for the grant of restricted shares of Company Common Stock, as well as options to purchase shares of Company Common Stock, on terms similar to those applicable to awards under the Murphy Stock Incentive Plan. It is expected that awards with respect to up to one-half of one percent of the outstanding Company Common Stock, determined as of December 31 of each year, will be authorized for issuance under the new plan.


Retirement Plans

               Prior to the Distribution, the Company's employees have been participants in the Retirement Plan of Murphy Oil Corporation (the "Murphy Retirement Plan") and the Murphy Oil Corporation Supplemental Benefit Plan (the "Murphy Supplemental Benefit Plan"). Effective at the time of the Distribution, the Company will adopt the Retirement Plan of Deltic Timber Corporation (the "Company Retirement Plan") and the Deltic Timber Corporation Supplemental Benefit Plan (the "Company Supplemental Benefit Plan"), which will replicate, in all material respects, the Murphy Retirement Plan and the Murphy Supplemental Benefit Plan, respectively. The Company Retirement Plan will be a non-contributory pension plan that covers all employees who meet certain minimum age and service requirements, including Mr. Pearce.
The Company Supplemental Benefit Plan will provide benefits otherwise payable under the Company Retirement Plan, to the extent such benefits exceed legislative limitations applicable to qualified retirement plans.

               The following table shows the estimated annual pension benefit payable, at age 65, under the Company Retirement Plan at December 31, 1996 for the salary and length of service indicated.

                              Pension Plan Table

                                      Years of Service
                ------------------------------------------------------------
Remuneration      15        20         25         30         35         40
------------    ------    ------    -------    -------    -------    -------

$100,000....    24,000    32,000     40,000     48,000     56,000     64,000
$150,000....    36,000    48,000     60,000     72,000     84,000     96,000
$200,000....    48,000    64,000     80,000     96,000    112,000    128,000
$250,000....    60,000    80,000    100,000    120,000    140,000    160,000
$300,000....    72,000    96,000    120,000    144,000    168,000    192,000


               The amounts shown above are computed on the basis of a straight-life annuity, and are subject to reduction for Social Security benefits. The amounts shown do not reflect any reductions in retirement benefits that would result from the selection of one of the Company Retirement Plan's various available survivorship options, nor the actuarial reductions required by the Plan for retirement earlier than age 62. A portion of the benefits shown above would be paid under the Company's Supplemental Benefit Plan, to the extent such benefits exceed legislative limitations.


               As of September 30, 1996, Mr. Pearce had five years of service for which he will receive credit under the Company Retirement Plan.


Executive Compensation Committee Interlocks and Insider Participation


               The Company does not currently have an Executive Compensation Committee. Prior to the Distribution, compensation was determined by the Company Board. Following the Distribution, the Company expects to establish an Executive Compensation Committee, the majority of the members of which will be independent directors.




                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT


               Set forth in the table below is information as of September 30, 1996 (or as of the dates specified in the explanatory footnotes in the case of five-percent stockholders) with respect to the number of shares of Murphy Common Stock beneficially owned by (i) each person or entity known by the Company to own more than five percent of the outstanding Murphy Common Stock,
(ii) each director (and nominee as director) of the Company, (iii) each of the Named Executive Officers of the Company and (iv) all directors and executive officers of the Company as a group. Also set forth below are the number of shares of Company Common Stock that each such person or entity would own immediately after the Distribution on a pro forma basis. To the Company's knowledge, unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth opposite the person's or entity's name.


                                                             MURPHY                               COMPANY PRO FORMA
                                              ------------------------------------          ----------------------------
                                                Number of                                     Number of
                                                 Shares                 Percent of             Shares         Percent of
                                              Beneficially             Outstanding          Beneficially     Outstanding
             Beneficial Owner                   Owned(1)                  Shares                Owned           Shares
             ----------------                 ------------             -----------          ------------     -----------

Directors and Named Executive Officers
 Robert C. Nolan..........................       598,946(2)                 1.3%               171,127            1.3%
 Ron L. Pearce............................         6,385                     *                   1,824             *
 O.H. Darling, Jr.........................            --                     --                     --             --
 Eric M. Heiner...........................       545,179(3)                 1.2%               155,765            1.2%
 Rev. Christoph Keller, III...............       347,736(4)                  *                  99,353             *
 Alex R. Lieblong.........................            --                     --                     --             --
 R. Madison Murphy........................     1,418,561(5)                 3.2%               405,303            3.2%
 William L. Rosoff........................            --                     --                     --             --
 John C. Shealy...........................            --                     --                     --             --

All Directors and Executive Officers as a
  Group (12 persons)......................     2,950,353                    6.6%               842,958            6.6%

Other 5% Stockholders

 C.H. Murphy, Jr.
 c/o Murphy Oil Corporation
 200 Peach Street
 El Dorado, Arkansas 71730................     4,188,709(6)                 9.3%             1,196,774            9.3%

 First United Bancshares, Inc.
 Main at Washington Street
 El Dorado, Arkansas 71730................     2,543,419(7)                 5.7%               726,691            5.7%

 The Capital Group Companies, Inc.
 333 South Hope Street
 Los Angeles, California 90071............     3,583,300(8)                 8.0%             1,023,800            8.0%

__________
*  Less than one percent

(1) Of the shares of stock shown as beneficially owned, the following shares are not currently owned but are subject to options which were outstanding on September 30, 1996 and were exercisable within 60 days thereafter: Mr. Pearce, 6,000 shares; Mr. Heiner, 5,000 shares.

(2) Includes 87,902 shares with respect to which Mr. Nolan has sole voting and dispositive power and 511,044 shares held by trusts of which Mr. Nolan is either a beneficiary or trustee.

(3) Includes 24,789 shares with respect to which Mr. Heiner has sole voting and dispositive power and 520,390 shares owned by Mr. Heiner's spouse or other household members either directly or as beneficiaries of trusts.

(4) Includes 78,169 shares with respect to which Rev. Keller has sole voting and dispositive power, 28,712 shares owned by Rev. Keller's spouse or other household members and 240,855 shares held in trusts for the benefit of Rev. Keller's family members, of which Rev. Keller is a trustee.

(5) Includes 107,111 shares with respect to which Mr. Murphy has sole voting and dispositive power, 619,052 shares held by trusts for others, of which Mr. Murphy is a trustee, 610,862 shares held by a trust of which Mr. Murphy is the beneficiary, and 81,536 shares owned by Mr. Murphy's spouse or other household members.

(6) Includes 1,188,361 shares with respect to which Mr. Murphy has sole voting and dispositive power, 3,036 shares owned by Mr. Murphy's spouse or other household members and 2,997,312 shares held by trusts of which Mr. Murphy is a trustee or by a corporation or other organization of which Mr. Murphy is an officer.

(7) A Schedule 13G dated February 13, 1996 was filed with the Commission by First United Bancshares, Inc. disclosing beneficial ownership of more than five percent of Murphy Common Stock. According to the statement, First United Bancshares, Inc. has (i) sole voting power with respect to 65,453 shares, (ii) shared voting power with respect to 2,477,956 shares, (iii) sole dispositive power with respect to 70,856 shares and (iv) shared dispositive power with respect to 2,472,553 shares, as the parent company of First National Bank of El Dorado and First National Bank of Magnolia, which held 2,543,409 shares and 10 shares, respectively, in various trust accounts.

(8) A Schedule 13G dated February 6, 1996 was filed with the Commission by The Capital Group Companies, Inc. and Capital Research and Management, disclosing beneficial ownership of more than five percent of Murphy Common Stock. According to the statement, The Capital Companies Group, Inc. has sole dispositive power with respect to 3,583,300 shares as the parent company of each of Capital Guardian Trust Company and Capital Research and Management Company, which have sole dispositive power with respect to 232,900 and 3,350,400 shares, respectively.


                         DESCRIPTION OF CAPITAL STOCK

               The following description of the capital stock of the Company is based upon the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and its Amended and Restated Bylaws (the "Bylaws") which are to be in effect as of the Distribution, and by applicable provisions of law. The following description is qualified in its entirety by reference to such Certificate of Incorporation and Bylaws, which are filed as exhibits to the Form 10.


               The Company's Certificate of Incorporation authorizes the issuance of 50 million shares of Company Common Stock, par value $.01 per share, and 20 million shares of preferred stock par value $.01 per share (the "Company Preferred Stock"). The outstanding capital stock of the Company currently consists of 100 shares of Company Common Stock, all of which are, and will be prior to the Distribution, held beneficially and of record by Murphy. Such shares were issued to Murphy on September 4, 1996 for a total of $1.00 in connection with the incorporation of the Company. Such issuance was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. Effective upon the filing of the Certificate of Incorporation, each share of Company Common Stock then issued and outstanding shall be subdivided and converted, without any action on the part of the holder thereof, into a specified number of fully paid and nonassessable shares of Company Common Stock issued and outstanding, such that the aggregate number of shares issued and outstanding will be sufficient to permit the Distribution.


Company Common Stock


               Subject to the rights of the holders of any Company Preferred Stock which may be outstanding, each holder of Company Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Company Board out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Company Preferred Stock. Each holder of Company Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders, including the election of directors. Holders of Company Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Based on the number of shares of Murphy Common Stock outstanding on September 30, 1996 and the distribution ratio of one share of Company Common Stock for every 3.5 shares of Murphy Common Stock, it is anticipated that there will be approximately 12.8 million shares of Company Common Stock outstanding upon consummation of the Distribution.


               The shares of the Company Common Stock distributed in the Distribution will be fully paid and nonassessable. The Company's Certificate of Incorporation contains no restrictions on the alienability of the Company
Common Stock.   For further information on the securities laws restrictions, if any, on transferability of the Company Common Stock, see "Trading Market." Except as disclosed in the section entitled "Certain Statutory, Charter and Bylaw Provisions and Rights Agreement," no provision of the Certificate of Incorporation and no provision of any agreement or plan involving the Company is in effect that would discriminate against any existing or prospective holder of such securities as a result of such security holder owning a substantial amount of securities.

Preferred Stock


               Under the Certificate of Incorporation, the Company Board will have the authority to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidating preferences, the number of shares constituting any such series and the designation of such series. The authorized shares of Company Preferred Stock, as well as authorized but unissued shares of Company Common Stock, will be available for issuance without further action by the Company's stockholders, unless stockholder action is required by applicable law or by the rules of a stock exchange on which any series of the Company's stock may then be listed. No shares of Company Preferred Stock will be issued in connection with the Distribution, although 150,000 shares of Series A Preferred Stock (as defined below) have been reserved for issuance in connection with the Rights Agreement (as defined below).


Registrar and Transfer Agent


               Harris Trust and Savings Bank will serve as the Registrar and Transfer Agent for the Company Common Stock.





    CERTAIN STATUTORY, CHARTER AND BYLAW PROVISIONS AND RIGHTS AGREEMENT

               Certain provisions of the Certificate of Incorporation and Bylaws of the Company and of the Rights Agreement summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. The following is a summary of certain of these provisions. The Certificate of Incorporation, the Bylaws and the Rights Agreement are filed as exhibits to the Form 10, and the following summary is qualified in its entirety by reference to such documents.

Charter and Bylaw Provisions

               Classified Board of Directors; Removal of Directors. The Certificate of Incorporation and the Bylaws provide for the Company Board to be divided into three classes of directors. The term of office of the first class expires at the 1997 annual meeting, the term of office of the second class expires at the 1998 annual meeting, and the term of office of the third class expires at the 1999 annual meeting. At each annual meeting held thereafter, a class of directors will be elected to replace the class whose term has then expired. As a result, approximately one-third of the members of the Company Board will be elected each year and, except as described above, each of the directors serves a staggered three-year term. See "Management--Directors and Executive Officers." Moreover, as is permitted under the Delaware General Corporation Law only in the case of a corporation having a classified board, the Certificate of Incorporation and the Bylaws provide that directors may be removed only for cause.

               These provisions could prevent a stockholder (or group of stockholders) having majority voting power from obtaining control of the Company Board until the second annual stockholders' meeting following the date the acquiror obtains such voting power. Accordingly, these provisions could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company.

               Stockholder Action by Written Consent; Special Meetings. The Certificate of Incorporation and the Bylaws provide that no action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, and that no action may be taken by the written consent of stockholders in lieu of a meeting. The Certificate of Incorporation also provides that special meetings of the Company's stockholders may only be called by the Company Board or the Chairman of the Company Board. These provisions may make it more difficult for stockholders to take action opposed by the Board.

               Advance Notice Provisions. The Bylaws establish an advance written notice procedure for stockholders seeking to nominate candidates for election as directors at an annual meeting of stockholders or to bring business before an annual meeting of stockholders of the Company. The Bylaws provide that only persons who are nominated by or at the direction of the Company Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Bylaws also provide that at any meeting of stockholders only such business may be conducted as has been brought before the meeting by or at the direction of the Company Board or, in the case of an annual meeting of stockholders, by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Bylaws, for any such stockholder notice to be timely, such notice must be received by the Company in writing not less than 90 days prior to the first anniversary of the most recent annual meeting of stockholders. Under the Bylaws, a stockholder's notice must also contain certain information specified in the Bylaws. These provisions may preclude or deter some stockholders from bringing matters before, or making nominations for directors at, an annual meeting.

               Preferred Stock. Under the Certificate of Incorporation, the Company Board will have the authority, without further stockholder approval, to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidating preferences, the number of shares constituting any such series and the designation of such series. Pursuant to this authority, the Company Board could create and issue a series of preferred stock with rights, privileges or restrictions having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of Company Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of the Company without any further action by the stockholders of the Company.

               Amendment of Certain Charter and Bylaw Provisions. The Certificate of Incorporation provides that the Company Board may adopt, amend or repeal any provision of the Bylaws. The Certificate of Incorporation and the Bylaws also provide that Bylaw provisions may be adopted, amended or repealed by the affirmative vote of stockholders holding not less than 80 percent of the total number of votes entitled to be cast in the election of directors.

               Any amendment, modification or repeal of the provisions of the Certificate of Incorporation relating to the election and removal of directors, the right to call special meetings, the prohibition on action by written consent, amendment of the Bylaws and the limitation of liability and indemnification of officers and directors will require approval by the affirmative vote of stockholders holding at least 80 percent of the total number of votes entitled to vote generally in the election of directors.

Rights Agreement


               Prior to the Distribution, the Company Board will declare a dividend of one right (a "Right") for each outstanding share of Company Common Stock. As a result, each share of Company Common Stock distributed in the Distribution will also represent one Right. Each Right, under certain circumstances as described below, will entitle the registered holder to purchase from the Company one one-hundredth of a share (each such one-hundredth, a "Unit") of Series A Participating Cumulative Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), at a purchase price of $75.00 per Unit, subject to adjustment (the "Purchase Price"). One Unit entitles the holder thereof to the same dividend and voting rights as the holder of one share of Company Common Stock. In addition, each Right, under certain circumstances as described below, will entitle the registered holder to purchase shares of Company Common Stock, or securities of a company that acquires the Company. The terms of the Rights are set forth in a Rights Agreement between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agreement").

               Prior to the Rights Distribution Date (as defined below), the Rights will not be exercisable, and will be evidenced by the certificates for, and will trade with, the Company's Common Stock. As soon as practicable after the earlier of (i) the tenth day (or such later day as may be designated by a majority of the Continuing Directors (as defined below)) after the date (the "Stock Acquisition Date") of the first public announcement that a person (other than Charles H. Murphy, Jr. and his affiliates and associates) or group of affiliated or associated persons has acquired beneficial ownership (as defined in the Rights Agreement) of 15 percent or more of the outstanding shares of Company Common Stock (any such person, an "Acquiring Person") and
(ii) the tenth business day (or such later day as may be designated by a majority of the Continuing Directors) after the date of the commencement of a tender or exchange offer by any person (other than the Company, any of its subsidiaries or any employee benefit plan of the Company or any of its subsidiaries) if, upon consummation thereof, such person would be an Acquiring Person (the earlier of such dates being referred to as the "Rights Distribution Date"), the Company will issue separate certificates evidencing the Rights and the Rights will begin to trade separately from the Company Common Stock. The Rights are not exercisable until the Rights Distribution Date and will expire at the close of business on December 31, 2006 (the "Rights Expiration Date"), unless previously redeemed by the Company as described below.


               After the Rights Distribution Date, each holder of a Right (other than Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (which will thereafter be void)) will thereafter have the right to receive upon exercise thereof at the then current Purchase Price, Company Common Stock having a market value equal to two times the Purchase Price.

               If at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or the Company Common Stock is exchanged for other securities or assets or (ii) 50 percent or more of the Company's assets or earning power is sold, each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, common stock of the acquiring company having a market value equal to two times the Purchase Price.

               The Rights may, at the option of the Board of Directors, be redeemed in whole, but not in part, at a price of $.01 per Right at any time prior to the earlier of the tenth day after the Stock Acquisition Date (or such later date as a majority of the Continuing Directors may designate) and the Rights Expiration Date. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the requisite action of the Board of Directors ordering exchange or redemption of the Rights, the Rights will terminate, and thereafter the only right of the holders of Rights will be to receive the redemption price.

               "Continuing Director" means any member of the Company Board who was a member of the Company Board immediately prior to the time an Acquiring Person becomes such, or any person who is subsequently elected to the Company Board if such person is recommended or approved by a majority of the Continuing Directors. "Continuing Director" does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of any of the foregoing entities.


               The Purchase Price payable, and the number of Units of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the then current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent of the Purchase Price. No fractional Units are required to be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

               Until a Right is exercised, the holder will, as result thereof, have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

               Stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Stock or other consideration as set forth above.

               Prior to the Rights Distribution Date, the Rights Agreement may, if the Company so directs, be amended by the Company and the Rights Agent in any manner that the Company may deem necessary or desirable without the approval of any holders of Company Common Stock. After the Rights Distribution Date, the Rights Agreement may be amended to cure any ambiguity or may be amended in any respect that does not adversely affect Rights holders; provided that, after a person becomes an Acquiring Person, any amendment requires the concurrence of a majority of the Continuing Directors.

               The Rights have certain anti-takeover effects which may prevent stockholders from receiving a premium for their Company Common Stock and may also have a depressive effect on the market price of the Company Common Stock. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or the Rights are rendered inapplicable by Board action or otherwise. The Company's ability to amend the Rights Agreement may, depending upon the circumstances, increase or decrease the anti-takeover effects of the Rights. The Rights do not prevent the Company Board from approving any merger or other business combination (under some circumstances, with the concurrence of the Continuing Directors) since the Rights may be redeemed by the Board of Directors as described above. The presence of the Rights may also discourage attempts to obtain control of the Company by means of a hostile tender offer, even if such offer would be beneficial to stockholders generally, and thereby protect the continuity of management.

Delaware Takeover Statute

               The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding, shares owned by (A) persons who are both directors and officers and (B) employee stock plans in certain circumstances), or (iii) on or after such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes a merger, consolidation, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15 percent or more of the corporation's voting stock. The restrictions imposed by Section 203 will not apply to a corporation if, among other things, (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or
(ii) 12 months have passed after the corporation, by action of its stockholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203. The Company has not elected out of Section 203 and, therefore, the restrictions imposed by Section 203 will apply to the Company.

Liability and Indemnification of Directors and Officers

               Certain provisions of the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws relate to the limitation of liability and indemnification of directors and officers of the Company. These various provisions are described below.

               The Certificate of Incorporation provides that the Company's directors are not personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent permitted by Delaware law. Under existing Delaware law, directors would not be personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties as a director, except for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived improper personal benefit or (iv) the unlawful payment of dividends or unlawful stock repurchases or redemptions. This indemnification provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or the Company from bringing a lawsuit against directors of the Company for breach of their fiduciary duties as directors. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission.

               The Certificate of Incorporation also provides that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed civil or criminal action or proceeding by reason of the fact that such person is or was a director of the Company or is or was serving at the request of the Company as a director of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. This right to indemnification shall also include the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. This right to indemnification shall be a contract right. The Company may, by action of the Company Board, provide indemnification to such of the officers, employees and agents of the Company to such extent and to such effect as the Company Board determines to be appropriate and authorized by Delaware law.


               The Company intends to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power or the obligation to indemnify him or her against such liability under the provisions of the Company's Certificate of Incorporation.


                           INDEPENDENT AUDITORS

               The Company Board has appointed KPMG Peat Marwick LLP as the Company's independent accountants to audit the Company's financial statements for fiscal year 1996. KPMG Peat Marwick LLP has served as Murphy's auditors throughout the periods covered by the financial statements included in this Information Statement.

                          ADDITIONAL INFORMATION

               The Company has filed the Form 10 with the Commission under the Exchange Act with respect to the shares of Company Common Stock being received by Murphy stockholders in the Distribution. This Information Statement does not contain all of the information set forth in the Form 10 and the exhibits and schedules thereto, to which reference is hereby made. For additional information, reference is made to the Form 10 and the exhibits thereto, which are on file at the offices of the Commission and may be inspected and copied as set forth below.

               The Form 10 and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the Regional Offices of the Commission at Northwest Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th floor, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates.



                         INDEX TO FINANCIAL STATEMENTS

                                                                      Page
                                                                      ----

Deltic Farm & Timber Co., Inc.

Independent Auditors' Report.........................................  F-1

Consolidated Balance Sheets as of September 30, 1996 (unaudited),
  December 31, 1995 and December 31, 1994............................  F-2

Consolidated Statements of Income for the Nine Months Ended
  September 30, 1996 and 1995 (unaudited)
  and the Years Ended December 31, 1995, 1994 and 1993...............  F-3

Consolidated Statements of Cash Flows for the Nine Months Ended
  September 30, 1996 and 1995 (unaudited) and the Years Ended
December 31, 1995, 1994 and 1993.....................................  F-4

Consolidated Statements of Stockholder's Equity for the Nine Months
  Ended September 30, 1996 (unaudited) and the Years Ended
  December 31, 1995, 1994 and 1993...................................  F-5

Notes to Consolidated Financial Statements...........................  F-6


Deltic Timber Corporation

Independent Auditors' Report........................................  F-16

Balance Sheet as of September 4, 1996...............................  F-17

Note to Balance Sheet...............................................  F-18



                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
Deltic Farm & Timber Co., Inc.:

We have audited the accompanying consolidated balance sheets of Deltic Farm & Timber Co., Inc. (a subsidiary of Murphy Oil Corporation) and Consolidated Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deltic Farm & Timber Co., Inc. and Consolidated Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note C to the consolidated financial statements, in 1993 the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.


KPMG Peat Marwick LLP


Shreveport, Louisiana
June 27, 1996



                        DELTIC FARM & TIMBER CO., INC.
                          Consolidated Balance Sheets
                            (Thousands of dollars)

                                                                                       December 31,
                                                               September 30,      -----------------------
                                                                   1996             1995           1994
                                                              --------------      -------        --------
                                                                (unaudited)
Assets:
 Current assets:
   Cash and cash equivalents..............................        $5,447           $1,431          $2,344
   Trade accounts receivable, less allowance for
     doubtful accounts of $136 in 1996, $98 in
     1995, and $49 in 1994................................         4,630            3,564           4,606
   Inventories............................................         5,448            7,538           7,088
   Deferred income taxes..................................           947              527             948
   Prepaid expenses and other current assets..............         2,949            1,562           1,085
                                                                --------         --------        --------
     Total current assets.................................        19,421           14,622          16,071

 Noncurrent receivable from Parent........................        34,363           29,951          21,271
 Property, plant, and equipment - net.....................        27,063           27,012          25,751
 Timber and timberlands - net.............................        89,637           91,778          87,958
 Real estate held for development and sale................        18,271           19,356          16,741
 Other assets.............................................         5,354            2,528           1,581
                                                                --------         --------        --------
     Total assets.........................................      $194,109         $185,247        $169,373
                                                                ========         ========        ========

Liabilities and Stockholder's Equity:
 Current liabilities:
   Current maturities of long-term debt...................        $1,698           $1,985              $7
   Trade accounts payable.................................         1,614            3,899           2,492
   Accrued insurance obligations..........................           887              705             487
   Accrued taxes other than income taxes..................           804              730             599
   Other accrued liabilities..............................           499              422             282
   State income taxes.....................................           275               59             890
                                                                --------         --------        --------
     Total current liabilities............................         5,777            7,800           4,757

 Long-term debt...........................................         2,685            2,817             163
 Accrued postretirement benefits..........................         3,531            3,352           3,225
 Deferred credits and other liabilities...................         1,546              989             955
 Stockholder's equity:
   Common stock...........................................           321              321             321
   Capital in excess of par value.........................        66,108           66,108          66,108
   Retained earnings......................................       114,141          103,860          93,844
                                                                --------         --------        --------
     Total stockholder's equity...........................       180,570          170,289         160,273
                                                                --------         --------        --------
     Total liabilities and stockholder's equity...........      $194,109         $185,247        $169,373
                                                                ========         ========        ========



See accompanying notes to consolidated financial statements.


                        DELTIC FARM & TIMBER CO., INC.
                       Consolidated Statements of Income
                            (Thousands of dollars)

                                                     Nine Months Ended
                                                       September 30,                   Years Ended December 31,
                                                    ---------------------         -------------------------------------
                                                      1996         1995             1995            1994         1993
                                                    --------     --------         --------        --------     --------
                                                        (unaudited)

Net sales...................................        $64,462        $61,996        $80,662          $92,457      $69,448
                                                    -------        -------        -------         --------      -------
Costs and expenses:
 Cost of sales..............................         44,045         42,475         58,731           56,521       43,925
 Depreciation, amortization, and
   cost of fee timber harvested.............          3,104          3,010          4,053            3,886        3,488
 Selling and general expenses...............          3,583          3,281          4,535            3,675        4,657
                                                    -------        -------        -------         --------      -------
     Total costs and expenses...............         50,732         48,766         67,319           64,082       52,070
                                                    -------        -------        -------         --------      -------
     Operating income.......................         13,730         13,230         13,343           28,375       17,378
Interest income.............................          2,209          1,975          2,668            1,634        1,075
Interest expense............................           (210)          (216)          (309)              (5)         (14)
Other income................................          1,173            127            192              572          100
                                                    -------        -------        -------         --------      -------
Income before income taxes and
 accounting changes.........................         16,902         15,116         15,894           30,576       18,539
Income taxes................................         (6,621)        (5,877)        (5,878)         (12,434)      (7,128)
                                                    -------        -------        -------         --------      -------

Income before accounting changes............         10,281          9,239         10,016           18,142       11,411
Cumulative effect of accounting changes,
 net of income taxes........................             --             --             --               --       (4,076)
                                                    -------        -------        -------         --------      -------
     Net income.............................        $10,281        $ 9,239        $10,016          $18,142      $ 7,335
                                                    =======        =======        =======         ========      =======



See accompanying notes to consolidated financial statements.


                        DELTIC FARM & TIMBER CO., INC.
                     Consolidated Statements of Cash Flows
                            (Thousands of dollars)

                                                            Nine Months Ended
                                                              September 30,                   Years Ended December 31,
                                                         ----------------------        -------------------------------------
                                                           1996           1995           1995            1994         1993
                                                         -------       --------        -------         --------     --------
                                                               (unaudited)
Operating activities:
 Income before cumulative effect of changes
   in accounting  principles.......................      $10,281        $ 9,239        $10,016         $18,142       $11,411
 Adjustments to reconcile above income to
   net cash provided by operating activities:
     Depreciation, amortization and cost of
       fee timber harvested........................        3,104          3,010          4,053           3,886         3,488
     Deferred income tax charges
     (credits).....................................         (163)          (417)          (624)           (540)         (301)
     (Gains) losses from disposition of
       assets......................................         (832)            (6)            (4)           (659)         (117)
     Real estate costs recovered upon sale.........        2,427          1,435          1,984           4,719         2,500
     (Increases)/decreases in operating
       working capital other than cash
       and cash equivalents:
         Account receivable........................       (1,066)          (321)         1,042             385          (298)
         Inventories...............................        2,090            157           (450)         (2,286)         (800)
         Deferred income tax assets................         (420)           239            421           1,110          (903)
         Prepaid expenses and other
          current assets...........................       (1,387)        (3,261)          (477)           (527)           (3)
         Accounts payable .........................       (2,285)           657          1,407             970          (523)
         Accrued liabilities.......................          549           (443)          (342)            509           694
     Other.........................................        1,268             38           (161)         (1,815)        1,052
                                                         -------        -------        -------         -------       -------
       Net cash provided by operating
         activities................................       13,566         10,327         16,865          23,894        16,200
Investing activities:
 Capital expenditures requiring cash...............       (5,886)        (5,792)        (7,361)        (10,176)      (10,682)
 Proceeds from disposition of property,
   plant, and equipment............................        2,824            106            126           1,129           168
 Net additions to noncurrent receivable from
   Parent..........................................       (2,756)        (5,644)        (8,680)        (14,697)       (5,544)
 Other - net.......................................       (3,313)          (193)          (219)           (131)         (157)
                                                         -------        -------        -------         -------       -------
       Net cash required by investing
         activities................................       (9,131)       (11,523)       (16,134)        (23,875)      (16,215)
                                                         -------        -------        -------         -------       -------
Financing activities - cash required for
 reductions of long-term debt......................         (419)           (77)        (1,644)           (101)         (401)
                                                         -------        -------        -------         -------       -------
Net decrease in cash and cash equivalents..........        4,016         (1,273)          (913)            (82)         (416)
Cash and cash equivalents at beginning of period...        1,431          2,344          2,344           2,426         2,842
                                                         -------        -------        -------         -------       -------
Cash and cash equivalents at end of period.........      $ 5,447        $ 1,071        $ 1,431         $ 2,344       $ 2,426
                                                         =======        =======        =======         =======       =======



See accompanying notes to consolidated financial statements.

                        DELTIC FARM & TIMBER CO., INC.
                Consolidated Statements of Stockholder's Equity
                            (Thousands of dollars)


                                                     Nine Months
                                                        Ended
                                                    September 30,            Years Ended December 31,
                                                    -------------      ------------------------------------
                                                        1996             1995          1994          1993
                                                    -------------      --------      --------      --------
                                                     (unaudited)



Common Stock, No Par*:
 Balance at beginning and end of period........          $321            $321          $321          $321
                                                     --------        --------      --------      --------
Capital in Excess of Par Value:
 Balance at beginning and end of period........        66,108          66,108        66,108        66,108
                                                     --------        --------      --------      --------
Retained Earnings:
 Balance at beginning of period................       103,860          93,844        75,702        68,367
 Net income for period.........................        10,281          10,016        18,142         7,335
                                                     --------        --------      --------      --------
 Balance at end of period......................       114,141         103,860        93,844        75,702
                                                     --------        --------      --------      --------
Total Stockholder's Equity.....................      $180,570        $170,289      $160,273      $142,131
                                                     ========        ========      ========      ==------

__________
* 5,000 shares authorized, issued, and outstanding at beginning and end of each period.


       See accompanying notes to consolidated financial statements.




                        Deltic Farm & Timber Co., Inc.
                  Notes to Consolidated Financial Statements
       September 30, 1996 and 1995 and December 31, 1995, 1994, and 1993



A. Description of the Company

   Deltic Farm & Timber Co., Inc. ("Deltic" or the "Company") is a wholly owned subsidiary of Murphy Oil Corporation ("Murphy"). The Company is a natural resources company that is engaged in timber, lumber manufacturing, real estate development, land management, and agricultural activities primarily in Arkansas and Louisiana. At December 31, 1995, the Company owned 341,000 acres of timberland, two dimension-lumber sawmills, and 36,000 acres of farmland. Deltic also is developing a 4,300-acre planned community ("Chenal Valley") on Company fee lands in western Little Rock, Arkansas. Deltic is a 50-percent owner of Del-Tin Fiber L.L.C. ("Del-Tin Fiber"), a limited liability company that is constructing a medium density fiberboard plant in Union County, Arkansas. The fiberboard plant is expected to commence operations in early 1998.

B. Significant Accounting Policies

   Principles of Consolidation and Use of Estimates -- The consolidated financial statements include the accounts of Deltic and all wholly owned subsidiaries after elimination of significant intercompany transactions and accounts. The investment in the 50-percent-owned limited liability company will be accounted for using the equity method.

   In the preparation of financial statements of the Company in conformity with generally accepted accounting principles, management has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent liabilities. Actual results may differ from the estimates.


   Interim Statements -- The historical consolidated balance sheet at September 30, 1996, and the consolidated statements of income, cash flows and stockholder's equity for the nine-month periods ended September 30, 1996 and 1995 are unaudited, and in the opinion of the Company's management include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations for these interim periods.


   Cash Equivalents -- Cash equivalents consist of cash in banks and U.S.
      government securities that have a maturity of three months or less from the date of purchase.

   Revenue Recognition -- Revenue from the sale of lumber, wood by-products, and agricultural goods is generally recorded as operating revenue at the time of shipment. Revenue from the sale of timber-cutting rights to third parties is recorded when legal title passes to the purchaser. Revenue from intrasegment timber sales is recorded when the timber is harvested; such intrasegment sales, which are made at market prices, are eliminated in the consolidated financial statements. Revenue on real estate sales is generally recorded when the sale is closed and legal title is transferred.

   Inventories -- Inventories of logs, lumber, agricultural products, and supplies are stated at the lower of cost or market, primarily using the average cost method. Lumber costs include materials, labor, and production overhead. Log costs include harvest and transportation costs as appropriate.

   Property, Plant, and Equipment -- Property, plant, and equipment is stated at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is primarily determined by using the straight-line method. Expenditures that substantially improve and/or increase the useful life of facilities and equipment are capitalized. Maintenance and repair costs are expensed as incurred. Gains and losses on disposals or retirements are included in income as they occur.

      Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under this standard, long-lived assets are evaluated on a specific asset basis or in groups of similar assets, as applicable. Recognition of an impairment loss is required when the undiscounted estimated future net cash flows are less than the carrying value of an evaluated asset. The adoption of this statement had no effect on the Company's 1995 results of operations.

   Timber and Timberlands -- Timber and timberlands, which includes logging facilities, is stated at acquisition cost less cost of fee timber harvested and accumulated amortization of logging facilities. The cost of fee timber harvested and amortization of logging facilities is based on the volume of timber harvested in relation to the estimated volume of timber recoverable. The Company estimates its fee timber inventory using statistical information and data obtained from physical measurements and other information gathering techniques. Fee timber carrying costs are expensed as incurred.

   Real Estate Held for Development and Sale -- Real estate held for development and sale is stated at the lower of cost or net realizable value, and includes direct costs of land and land development and indirect costs, including amenities, less amounts charged to cost of sales. These costs are allocated to individual lots or acreage sold based on relative sales value. Direct costs are allocated on a tract basis, while indirect costs are allocated over the entire Chenal Valley project.

   Income Taxes -- The Company is included in the consolidated federal income tax return of Murphy; however, for financial accounting purposes, federal income tax has been computed and recorded as if the Company filed a separate federal income tax return.

      The Company uses the asset and liability method of accounting for income taxes. Under this method, the provision for income taxes includes amounts currently payable and amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and measured using the enacted tax rates that are assumed will be in effect when the differences reverse.

   Related Party Transactions -- Murphy historically has performed certain administrative and financial services on behalf of the Company. These services include among others, cash management and consultation related to certain personnel, employee benefit, and income tax matters.

C. Accounting Changes

   Effective January 1, 1993, the Company elected the immediate recognition basis for implementing SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This accounting standard requires that these costs (supplemental health care and life insurance) be accrued over the service lives of employees. The cumulative effect upon adoption was a charge against income of $1,661,000, after an income tax effect of $856,000. Excluding the cumulative effect, adoption of the standard did not significantly affect 1993 net income.

   Effective January 1, 1993, the Company also adopted SFAS No. 109, Accounting for Income Taxes, without restating prior years' results. The cumulative effect of the change on 1993 net income was a charge of $2,415,000. Excluding the cumulative effect, adoption of the standard did not significantly affect 1993 net income.

D. Inventories

   Inventories consisted of the following at December 31.


                                            1995             1994
                                           ------           ------
                                           (thousands of dollars)

    Logs........................           $3,799           $3,097
    Finished products...........            3,563            3,799
    Materials and supplies......              176              192
                                           ------           ------
                                           $7,538           $7,088
                                           ======           ======

E. Property, Plant, and Equipment


   Property, plant, and equipment consisted of the following at December 31.


                                     Range of
                                   Useful Lives         1995           1994
                                   ------------        ------         -------
                                                      (thousands of dollars)

     Land and land improvements         --              $9,969         $8,626
     Buildings and structures..    10-20 years           2,794          2,373
     Machinery and equipment...     3-10 years          42,921         43,096
                                                       -------        -------
                                                        55,684         54,095
  Less accumulated depreciation                        (28,672)       (28,344)
                                                       -------        -------
                                                       $27,012        $25,751
                                                       =======        =======

   Commitments for capital expenditures were approximately $6,100,000 for property, plant, and equipment, and $5,300,000 for real estate held for development and sale at December 31, 1995.

F. Timber and Timberlands

   Timber and timberlands consisted of the following at December 31.

                                                  1995              1994
                                                --------          --------
                                                  (thousands of dollars)

     Timberlands............................... $ 37,565          $ 37,501
     Timber and logging facilities.............   80,882            75,956
                                                --------          --------
                                                 118,447           113,457
     Less accumulated costs of timber
       harvested and facilities
       amortization............................  (26,669)          (25,499)
                                                --------          --------
                                                $ 91,778          $ 87,958
                                                ========          ========

   Cost of fee timber harvested amounted to $1,073,000 in 1995, $1,310,000 in 1994, and $1,242,000 in 1993. Amortization of logging facilities for the three years ended December 31, 1995 were: 1995, $97,000; 1994, $108,000;
   and 1993, $100,000.


   The Company obtains a portion of its timber requirements through cutting contracts with various private and governmental landowners. These contracts have terms ranging from a few months to several years. At December 31, 1995, the Company's total commitment under such contracts amounted to approximately $4,300,000. Based on lumber prices at December 31, 1995, management estimated the fair value of timber under such contracts to be approximately $3,100,000. Depending on the market value of this timber at time of harvest, the Company's sawmills may experience favorable or unfavorable timber supply costs. In September 1996, management estimated that the fair value of timber under these contracts had improved to approximately $4,300,000.


G. Supplemental Cash Flows Disclosures

   Interest paid was $273,000, $17,000, and $37,000 in 1995, 1994, and 1993.
   Cash paid for state income taxes, net of refunds, was $1,825,000, $1,797,000, and $926,000 in 1995, 1994, and 1993. Federal income taxes are included in Murphy's consolidated tax return and are settled through intercompany accounts.

   Noncash investing and financing activities excluded from the Consolidated Statements of Cash Flows were the assumption of debt in the amount of $6,276,000 in 1995 and $172,000 in 1994 related to acquisition of land and timber-cutting rights.

H. Financing Arrangements

   At December 31, 1995, Murphy had two committed credit facilities with major banks totaling $200 million. The Company is named as a potential borrower under these credit facilities. Depending upon the credit facility, borrowings bear interest at prime or various cost of funds options. Facility fees are due at varying rates on the commitments and are paid by Murphy. The facilities expire at dates ranging from 1996 through 1999. No amount was outstanding under these facilities at December 31, 1995.

I. Long-Term Debt

   Long-term debt consisted of the following at December 31.


                                                     1995             1994
                                                    ------           ------
                                                     (thousands of dollars)

   Installment timber notes payable, average
      interest rate of 5.8%,
      due 1996-2000..........................       $4,006            $ 116
     Note payable, 8%, due 1999..............          750               --
     Other notes payable, 9%, due 1996-2000..           46               54
                                                    ------            -----
                                                     4,802              170
     Less current maturities.................        1,985                7
                                                    ------            -----
                                                    $2,817            $ 163
                                                    ======            =====

   Amounts becoming due after 1996 are:  1997, $1,698,000; 1998, $133,000;
   1999, $868,000; and 2000, $118,000.

J. Income Taxes

   The components of income tax expense (benefits) for the three years ended December 31, 1995 were as follows.


                               1995          1994          1993
                              ------        ------        ------
                                   (thousands of dollars)

     Federal
       Current.........        $5,086       $10,006       $6,917
       Deferred........          (203)          570       (1,084)
                               ------       -------       ------
                                4,883        10,576        5,833
     State - Current...           995         1,858        1,295
                               ------       -------       ------
         Total.........        $5,878       $12,434       $7,128
                               ======       =======       ======


   Following is a reconciliation of the U.S. statutory income tax rate to the Company's effective rates on income before income taxes.


                                                           1995    1994   1993
                                                           ----    ----   ----
     Statutory income tax rate.........................     35%     35%    35%
     State income taxes, net of federal income tax
       benefit.........................................      4       4      4
     Other.............................................     (2)      2     (1)
                                                            ---     ---    ---
      Effective income tax rate........................     37%     41%    38%
                                                            ===     ===    ===

   An analysis of the Company's deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 showing the tax effects of significant temporary differences follows.


                                                       1995            1994
                                                      ------          ------
                                                    (thousands of dollars)

   Deferred tax assets:
      Postretirement and other employee benefits      $1,299          $1,203
      Real estate held for development
        and sale.............................          2,371           2,398
      Other deferred tax assets..............            305             254
                                                      ------          ------
        Total deferred tax assets............          3,975           3,855
                                                      ------          ------
    Deferred tax liabilities:
      Property, plant, and equipment.........         (1,973)         (1,618)
      Timber and timberlands.................           (512)         (1,005)
      Other deferred tax liabilities.........           (462)           (402)
                                                      ------          ------
        Total deferred tax liabilities.......         (2,947)         (3,025)
                                                      ------          ------
        Net deferred tax assets..............         $1,028          $  830
                                                      ======          ======

   Net noncurrent deferred tax assets of $501,000 are included in the Consolidated Balance Sheet in Other Assets at December 31, 1995, and net noncurrent deferred tax liabilities of $118,000 are included in Deferred Credits and Other Liabilities at December 31, 1994.

   In management's judgment, the Company's tax assets at December 31, 1995 will more likely than not be realized as reductions of future taxable income or by utilizing available tax planning strategies. There were no valuation allowances for deferred tax assets at the end of any of the three years ended December 31, 1995.

K. Employee and Retiree Benefits

   Retirement Plans - Murphy has defined benefit retirement plans that cover substantially all employees of the Company. Benefits are based on years of service and final-pay formulas as defined by the plans. All plans are noncontributory.

   Retirement expense (expense reduction) and its components for the three years ended December 31, 1995, are shown in the following table.


                                            1995           1994          1993
                                           ------         ------        ------
                                                  (thousands of dollars)

    Service cost -- benefits earned during
      the year............................   $284          $327          $406
    Interest accrued on benefits earned
      in prior years......................    644           618           590
    Actual return on plan assets.......... (2,074)         (243)         (491)
    Net amortization and deferral.........  1,134          (705)         (430)
                                           ------         -----         -----
      Net retirement expense (expense
       reduction)*........................   $(12)          $(3)          $75
                                           ======         =====         =====

__________
   * Major assumptions were discount rates of 7.5% for 1995 and 6.75% for 1994 and 1993; assumed long-term rate of return on plan assets was 8.5% for 1995, 1994 and 1993.

   Amounts contributed to funded plans are actuarially determined and are at least the minimum required by the Employee Retirement Income Security Act of 1974. The following table sets forth the funded status of the plans applicable to the Company and the amounts recognized in the Consolidated Balance Sheets at December 31, 1995 and 1994.

                                                                                    1995              1994
                                                                                  --------          -------
                                                                                    (thousands of dollars)
     Present value of accumulated benefit based on years of service, applicable pay formulas, and present pay levels
       Vested..............................................................         $7,343            $6,525
       Nonvested...........................................................            540               336
          Accumulated benefit obligation(1)................................          7,883             6,861
     Provision for future pay increases....................................          1,680             1,708
                                                                                    ------            ------
          Projected benefit obligation(1)..................................          9,563             8,569
     Plan assets -- at market value(2).....................................         11,617             9,918
                                                                                    ------            ------
          Plan assets in excess of projected benefit obligation............          2,054             1,349
     Unrecognized net asset from transition to SFAS No. 87(3)..............         (1,087)           (1,230)
     Unrecognized net loss from unfavorable actuarial experience...........            249             1,101
     Unrecognized prior service cost.......................................             83                91
                                                                                    ------            ------
          Prepaid retirement cost(4).......................................         $1,299            $1,311
                                                                                    ======            ======

__________
(1) Major assumptions were discount rates of 7% for 1995 and 7.5% for 1994 and future pay rate increases of 4.6% for 1995 and 5% for 1994.

(2) Primarily includes listed stocks and bonds, government securities, and U.S. agency bonds.

(3) Being amortized over a period of 15 years.

(4) Included in the Consolidated Balance Sheets under the caption "Other
    Assets".

   Thrift Plans - Employees of the Company may participate in thrift plans sponsored by Murphy by allotting up to a specified percentage of their base pay. The Company matches contributions at a stated percentage of each employee's allotment based on length of participation in the plans.
   Company contributions to these plans were $172,000 in 1995, $151,000 in 1994, and $145,000 in 1993.

   Postretirement Benefits - Murphy sponsors plans that provide comprehensive health care benefits (supplementing Medicare benefits for those eligible) and life insurance benefits for qualified retired employees. Costs are accrued for these plans during the service lives of covered employees. Retirees and the Company contribute to the self-funded cost of health care benefits. The Company pays premiums for life insurance coverage, arranged through an insurance company. The health care plan is funded on a pay-as-you-go basis. The Company has the right to modify the benefits and/or cost-sharing provisions.

   Based on actuarial computations, postretirement expense and its components for 1995, 1994, and 1993 are shown below.


                                                1995        1994        1993
                                                ----        ----        ----
                                                 (thousands of dollars)

    Service cost......................           $90        $146         $74
    Amortization of net actuarial loss            60          38          --
    Interest cost.....................           316         301         248
                                                ----        ----        ----
       Postretirement expense.........          $466        $485        $322
                                                ====        ====        ====


   A summary follows of the postretirement benefit obligations recorded in the Consolidated Balance Sheets at December 31, 1995 and 1994. Calculation of the amount of accumulated unfunded postretirement benefit obligations
   (APBO) was based on discount rates of 7.0 percent and 7.75 percent in 1995 and 1994.

                                                    1995              1994
                                                   ------            ------
                                                 (thousands of dollars)

     APBO
       Retirees.........................           $2,718            $2,171
       Fully eligible active
         participants...................              581               625
       Other active participants........            1,266             1,694
                                                   ------            ------
          Total unfunded APBO...........            4,565             4,490
     Unrecognized net actuarial loss....           (1,213)           (1,265)
                                                   ------            ------
          Accrued APBO obligations......           $3,352            $3,225
                                                   ======            ======

   In determining the APBO at December 31, 1995, health care inflation cost was assumed to increase at an annual rate of 8.5 percent, gradually decreasing to 4.5 percent in 2002 and thereafter. An increase of one percent in the assumed health care cost trend would increase both the 1995 postretirement benefit expense and the APBO at December 31, 1995 by 13.9 percent.

L. Related Party Transactions

   Under Murphy's consolidated cash management policy, Deltic remits cash funds generated in excess of its daily requirements to Murphy. Such remitted funds have given rise to an interest-bearing receivable from Murphy that is due on demand. The Company classified the receivable as noncurrent since it does not anticipate receiving payment within the next year. At December 31, 1995, the receivable earned interest at a rate of
   5.61 percent. The receivable from Murphy totaled $29,951,000 at December 31, 1995, and $21,271,000 at December 31, 1994. Deltic's interest income from this receivable was $1,978,000 in 1995, $1,047,000 in 1994, and
   $563,000 in 1993.  Murphy charged Deltic $2,015,000 in 1995, $1,935,000 in
   1994, and $2,175,000 in 1993 for administrative and financial services it provided on Deltic's behalf. These amounts were included in Selling and General Expenses on the Consolidated Statement of Income, except for $228,000 of costs capitalized in 1995 related to acquisition of mineral leases. Selling and General Expenses in 1994 included a reduction of $1,056,000 related to reallocation of certain retirement plan assets among affiliates of Murphy Oil Corporation.

M. Fair Value of Financial Instruments

   The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at December 31, 1995 and 1994. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The table excludes trade accounts receivable, trade accounts payable, and accrued liabilities, all of which had fair values approximating carrying values.

                                                            1995                               1994
                                                ----------------------------       ----------------------------
                                                Carrying or                        Carrying or
                                                  Notional         Estimated         Notional         Estimated
                                                   Amount         Fair Value          Amount         Fair Value
                                                -----------       ----------       -----------       ----------
                                                                     (thousands of dollars)
     Financial liabilities
       Long-term debt, including current
          maturities.......................       $(4,802)          $(4,878)            $(170)          $(170)
     Off-balance-sheet exposures
       Letters of credit...................          (682)             (682)             (563)           (563)


   Long-term debt, including current maturities - The fair value is estimated based on current rates offered the Company for debt of the same maturities.

   Letters of credit - The fair value is based on the estimated cost to settle these obligations.

N. Concentration of Credit Risk

   The Company's primary credit risk is from trade accounts receivable. These receivables arise primarily from sales of timber and wood products to a large number of customers. The credit history and financial condition of potential customers are reviewed before credit is extended, security may be obtained then or later, routine follow-up evaluations are made, and an allowance for doubtful accounts is maintained, generally based upon a risk evaluation of specific customers. Historically, the Company has not incurred any significant credit-related losses, and at December 31, 1995, the Company had no significant concentration of credit risk outside the timber and wood products industry.

O. Del-Tin Fiber

   Deltic and Temple-Inland Forest Products Corporation jointly own Del-Tin Fiber, which has committed to build a medium density fiberboard plant near El Dorado, Arkansas. The cost of the plant has been estimated at approximately $100,000,000. Financing arrangements have not been finalized. Each owner has tentatively committed funding of up to $10,000,000 for the project, with the remainder to be financed with borrowings. Each owner is expected to be required to guarantee for an interim period half of Del-Tin Fiber's borrowings, of which the Company's share could amount to $40,000,000. Under the operating agreement, Del-Tin Fiber's employees will operate the plant. Deltic has committed to provide a portion of the plant's fiber supply at market prices. At December 31, 1995, $114,000 of costs were capitalized in Other Assets in the Consolidated Balance Sheet related to the Company's investment in Del-Tin Fiber.

P. Business Segments

   Information about the Company's business segments is summarized in the following tables. Intrasegment transfers are at market prices.


                                                  Nine Months Ended
                                                   September 30,                    Years Ended December 31,
                                             -------------------------      ---------------------------------------
                                                   (unaudited)

                                               1996             1995           1995           1994           1993
                                             ---------       ---------      ---------      ---------      ---------
                                                                    (thousands of dollars)
Net sales:
     Forest products...................        $53,999        $55,584        $68,258        $73,636        $57,138
     Real estate.......................          5,095          3,041          4,188          9,635          5,360
     Agriculture.......................          5,368          3,371          8,216          9,186          6,950
                                               -------        -------        -------        -------        -------
                                               $64,462        $61,996        $80,662        $92,457        $69,448
                                               =======        =======        =======        =======        =======
Income before income taxes and
     accounting changes:
       Forest products.................        $13,098        $14,364        $14,748        $24,818        $18,650
       Real estate.....................          1,471            753            999          3,637          1,787
       Agriculture.....................          1,394            104            373          1,896           (125)
       Corporate and other.............         (2,233)        (1,991)        (2,777)        (1,976)        (2,934)
                                               -------        -------        -------        -------        -------
          Operating income.............         13,730         13,230         13,343         28,375         17,378
       Interest income.................          2,209          1,975          2,668          1,634          1,075
       Interest expense................           (210)          (216)          (309)            (5)           (14)
       Other income....................          1,173            127            192            572            100
                                              --------       --------       --------       --------       --------
                                              $ 16,902       $ 15,116       $ 15,894       $ 30,576       $ 18,539
                                              ========       ========       ========       ========       ========
Identifiable assets at period-end:
     Forest products...................       $116,640       $121,944       $118,797       $114,725       $110,085
     Real estate.......................         22,400         17,847         20,539         17,770         18,414
     Agriculture.......................         10,940         13,487         11,613         12,420         12,710
     Corporate and other...............         44,129         31,860         34,298         24,458          8,622
                                              --------       --------       --------       --------       --------
                                              $194,109       $185,138       $185,247       $169,373       $149,831
                                              ========       ========       ========       ========       ========
Depreciation, amortization, and
     cost of fee timber
     harvested:
       Forest products.................         $2,737         $2,478         $3,307         $3,270         $2,872
       Real estate.....................             77             27             31             25             24
       Agriculture.....................            381            424            561            561            580
       Corporate and other.............            (91)            81            154             30             12
                                              --------       --------       --------       --------       --------
                                              $  3,104       $  3,010       $  4,053       $  3,886       $  3,488
                                              ========       ========       ========       ========       ========
Capital expenditures:
     Forest products...................       $  1,083       $  8,103       $  7,216       $  6,167       $  4,573
     Real estate.......................          4,212          1,828          4,638          3,849          5,674
     Agriculture.......................            156            114            245            266            395
     Corporate and other...............            435          1,273          1,538             66             40
                                              --------       --------       --------       --------       --------
                                              $  5,886       $ 11,318       $ 13,637       $ 10,348       $ 10,682
                                              ========       ========       ========       ========       ========



                         INDEPENDENT AUDITORS' REPORT




The Board of Directors
Deltic Timber Corporation:

We have audited the accompanying balance sheet of Deltic Timber Corporation as of September 4, 1996. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Deltic Timber Corporation at September 4, 1996 in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP



Shreveport, Louisiana
September 5, 1996


                           DELTIC TIMBER CORPORATION
                                 Balance Sheet
                            as of September 4, 1996



       ASSETS
       ------

       Cash..................................................      $ 1
                                                                   ---
             Total Assets....................................      $ 1
                                                                   ===
       STOCKHOLDER'S EQUITY
       --------------------
       Common stock, 100 shares authorized,
         100 issued at $.01 par value........................      $ 1
                                                                   ---
             Total stockholder's equity......................      $ 1
                                                                   ===

                          See note to balance sheet.




                           Deltic Timber Corporation
                             Note to Balance Sheet




DESCRIPTION OF BUSINESS


               Deltic Timber Corporation (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Murphy Oil Corporation ("Murphy"). Murphy currently intends to make a distribution (the "Distribution") to its stockholders of all the outstanding shares of the Company owned by Murphy. Prior to the Distribution, (i) the Company will become the successor by merger to Deltic Farm & Timber Co., Inc., an Arkansas corporation (the "Predecessor Company"), (ii) the Company's certificate of incorporation will be amended to provide for authorized capital stock of 70,000,000 shares, including 50,000,000 shares of common stock, par value $.01 per share ("Common Stock"), and 20,000,000 shares of preferred stock, par value $.01 per share, and (iii) each share of Common Stock then issued and outstanding shall be subdivided and converted, without any action on the part of the holder thereof, into a specified number of fully paid and non-assessable shares of Common Stock, such that the aggregate number of shares of Common Stock then issued and outstanding will be sufficient to permit to the Distribution.


               The financial statements of the Predecessor Company are included in the Registration Statement on Form 10 filed by the Company with the Securities and Exchange Commission in connection with the Distribution. The Company is not engaged in any other activity.